PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JUNE 7, 1995)

                                  $715,923,000
                                TIME WARNER INC.
                     $165,923,000 7.48% DEBENTURES DUE 2008
                     $150,000,000 8.05% DEBENTURES DUE 2016
                     $400,000,000 6.85% DEBENTURES DUE 2026
                            ------------------------
                    Interest payable January 15 and July 15
                            ------------------------
THE 7.48% DEBENTURES DUE 2008 (THE 'DEBENTURES DUE 2008') WILL MATURE ON JANUARY 15, 2008, AND WILL NOT BE REDEEMABLE PRIOR TO MATURITY. THE 8.05% DEBENTURES
 DUE 2016 (THE 'DEBENTURES  DUE 2016') WILL MATURE  ON JANUARY 15, 2016,  AND
   WILL NOT BE REDEEMABLE PRIOR TO MATURITY. THE 6.85% DEBENTURES DUE 2026 (THE 'DEBENTURES DUE 2026') WILL MATURE ON JANUARY 15, 2026, WILL NOT BE
    REDEEMABLE AT THE OPTION OF THE COMPANY PRIOR TO MATURITY AND WILL BE REDEEMABLE AT THE OPTION OF THE HOLDERS THEREOF ON JANUARY 15, 2003 AT
     100%   OF  THEIR   PRINCIPAL  AMOUNT   PLUS  ACCRUED   INTEREST.  SEE
      'DESCRIPTION OF THE DEBENTURES -- TERMS OF THE DEBENTURES DUE 2026'.
      THE DEBENTURES DUE 2008, THE DEBENTURES DUE 2016 AND THE DEBENTURES
       DUE 2026 (COLLECTIVELY THE 'DEBENTURES')  WILL NOT BE SUBJECT  TO
        ANY   SINKING  FUND.  THE  DEBENTURES  WILL  BE  REPRESENTED  BY
        BOOK-ENTRY SECURITIES REGISTERED IN THE NAME OF THE  DEPOSITORY
         TRUST  COMPANY  ('DTC')  OR  ITS  NOMINEE.  INTERESTS  IN SUCH
         BOOK-ENTRY SECURITIES WILL BE SHOWN ON, AND TRANSFER  THEREOF
          WILL BE EFFECTED ONLY THROUGH, RECORDS MAINTAINED BY DTC AND
           ITS  PARTICIPANTS. EXCEPT AS  DESCRIBED HEREIN, DEBENTURES
           IN DEFINITIVE FORM WILL NOT BE ISSUED. SETTLEMENT FOR THE
            DEBENTURES WILL BE MADE IN IMMEDIATELY AVAILABLE  FUNDS.
            SO LONG AS THE  DEBENTURES ARE REGISTERED IN THE NAME
              OF DTC OR ITS NOMINEE,  THE DEBENTURES WILL TRADE
                IN  DTC'S SAME-DAY   FUNDS  SETTLEMENT  SYSTEM
                   AND SECONDARY MARKET TRADING ACTIVITY IN
                     THE DEBENTURES  WILL THEREFORE SETTLE
                       IN IMMEDIATELY  AVAILABLE FUNDS.
                         SEE  'DESCRIPTION  OF  THE
                              DEBENTURES' HEREIN.
                            ------------------------
THESE  SECURITIES HAVE  NOT BEEN APPROVED  OR DISAPPROVED BY  THE SECURITIES AND
   EXCHANGE COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
     SECURITIES  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED  UPON  THE   ACCURACY  OR  ADEQUACY   OF  THIS   PROSPECTUS
         SUPPLEMENT   OR  THE  PROSPECTUS  TO  WHICH  IT  RELATES.  ANY
           REPRESENTATION TO  THE  CONTRARY IS  A  CRIMINAL  OFFENSE.

                            ------------------------

             DEBENTURES DUE 2008 -- PRICE 100% AND ACCRUED INTEREST DEBENTURES DUE 2016 -- PRICE 100% AND ACCRUED INTEREST DEBENTURES DUE 2026 -- PRICE 100% AND ACCRUED INTEREST

                            ------------------------

                                                                              UNDERWRITING
                                                               PRICE TO      DISCOUNTS AND      PROCEEDS TO
                                                               PUBLIC(1)     COMMISSIONS(2)    COMPANY(1)(3)
                                                             -------------   --------------    -------------
Per Debenture Due 2008....................................     100.000%          .675%            99.325%
     Total................................................   $165,923,000      $1,119,980      $164,803,020
Per Debenture Due 2016....................................     100.000%          .875%            99.125%
     Total................................................   $150,000,000      $1,312,500      $148,687,500
Per Debenture Due 2026....................................     100.000%          .625%            99.375%
     Total................................................   $400,000,000      $2,500,000      $397,500,000

------------
     (1) Plus accrued interest from January 15, 1996.
     (2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
     (3) Before deducting estimated expenses of $560,000 payable by the Company.
                            ------------------------
     The Debentures are offered, subject to prior sale, when, as and if accepted by the several Underwriters and subject to approval of certain legal matters by Shearman & Sterling, counsel for the Underwriters. It is expected that delivery of the Debentures will be made on or about January 17, 1996, through the book-entry facilities of The Depository Trust Company, against payment therefor in immediately available funds.
                            ------------------------
MORGAN STANLEY & CO.
   INCORPORATED
                   BEAR, STEARNS & CO. INC.
                                       LEHMAN BROTHERS
                                              J.P. MORGAN SECURITIES INC.
                                                            SALOMON BROTHERS INC
January 11, 1996

     IN CONNECTION WITH THIS OFFERING THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEBENTURES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     NO PERSON IS AUTHORIZED BY THE COMPANY OR BY THE UNDERWRITERS OR ANY DEALER TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN SO AUTHORIZED. NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE ACCOMPANYING PROSPECTUS CONSTITUTES AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS OR ANY SALE MADE HEREUNDER DOES NOT IMPLY THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE ON WHICH SUCH INFORMATION IS GIVEN.

                            ------------------------
                               TABLE OF CONTENTS

                                                                                                              PAGE
                                                                                                              ----
                                              PROSPECTUS SUPPLEMENT
The Company................................................................................................    S-3

Recent Developments........................................................................................    S-4

Use of Proceeds............................................................................................    S-6

Consolidated Capitalization................................................................................    S-7

Selected Historical and Pro Forma Financial Information....................................................    S-9

Description of the Debentures..............................................................................   S-14

Certain United States Federal Income Tax Considerations....................................................   S-19

Underwriters...............................................................................................   S-20

Legal Opinions.............................................................................................   S-20

                                                    PROSPECTUS

Available Information......................................................................................      2

Information Incorporated by Reference......................................................................      2

Time Warner Inc. ..........................................................................................      3

Ratio of Earnings to Fixed Charges.........................................................................      4

Use of Proceeds............................................................................................      5

Description of the Debt Securities.........................................................................      5

Description of Common Stock Warrants.......................................................................      9

Description of Common Stock................................................................................      9

Global Securities..........................................................................................     11

Holding Company Structure..................................................................................     12

Plan of Distribution.......................................................................................     13

Legal Opinions.............................................................................................     13

Experts....................................................................................................     13

                                  THE COMPANY

     Time Warner Inc. (the 'Company') is the largest media and entertainment company in the world. Its businesses are conducted in five principal areas:
Publishing, Music, Filmed Entertainment, Programming-HBO and Cable. Publishing consists principally of the publication and distribution of magazines and books; Music consists principally of the production and distribution of recorded music and the ownership and administration of music copyrights; Filmed Entertainment consists principally of the production and distribution of motion pictures and television programming, the distribution of video cassettes and the ownership and operation of retail stores and theme parks; Programming-HBO consists principally of the production and distribution of pay television and cable programming; and Cable consists principally of the operation of cable television systems.

     The Company was incorporated in the State of Delaware in August 1983 and is the successor to a New York corporation that was originally organized in 1922. The Company changed its name from Time Incorporated to Time Warner Inc. following its acquisition of 59.3% of the common stock of Warner Communications Inc. ('WCI') in July 1989. WCI became a wholly owned subsidiary of the Company in January 1990 upon the completion of the merger of WCI and a subsidiary of the Company.

     Time Warner Entertainment Company, L.P. ('TWE') was formed as a Delaware limited partnership in 1992 to own and operate substantially all of the Filmed Entertainment, Programming-HBO and Cable businesses owned and operated by the Company prior to such date. The Company and certain of its wholly owned subsidiaries (the 'Time Warner General Partners') collectively own 74.49% of the pro rata priority capital and residual equity interests in TWE and a wholly owned subsidiary of U S WEST Inc. ('U S WEST') owns pro rata priority capital and residual equity interests in TWE of 25.51%. In addition, the Time Warner General Partners own priority capital interests senior and junior to the pro rata priority capital interests. See 'Recent Developments'.

     TWE is the principal component of the Company's Entertainment Group, which is not consolidated with the Company for financial reporting purposes. Certain cable systems acquired as a result of the Transactions referred to in 'Recent Developments' are owned by consolidated subsidiaries of the Company. The balance of the Company's cable systems are owned by TWE or the TWE-A/N Partnership (as defined herein), in which TWE owns a two-thirds interest. Accordingly, although TWE manages substantially all the cable systems owned by the Company, TWE and the TWE-A/N Partnership, the results of operations of the cable systems owned by the Company's consolidated subsidiaries will be included in the Company's consolidated results, while the results of operations of the cable systems owned by TWE and the TWE-A/N Partnership are included in the consolidated results of the Entertainment Group. See 'Selected Historical and Pro Forma Financial Information'.

     The Company is a holding company and its assets consist primarily of investments in its consolidated and unconsolidated subsidiaries, including TWE. The Company's ability to service its indebtedness, including the Debentures, is dependent primarily upon the earnings of its consolidated and unconsolidated subsidiaries, including TWE, and the distribution or other payment of such earnings to the Company. See 'Holding Company Structure' in the accompanying Prospectus.

     As used in this Prospectus Supplement, unless the context otherwise requires, the term the 'Company' refers to Time Warner Inc. and its consolidated and unconsolidated subsidiaries and includes TWE.

     The Company's principal executive offices are located at 75 Rockefeller Plaza, New York, NY 10019, and its telephone number is (212) 484-8000.

                              RECENT DEVELOPMENTS

     As summarized below and more fully described in the Company's Current Reports on Form 8-K dated November 14, 1995, December 1, 1995 and January 4, 1996, the Company has recently entered into or consummated a number of transactions. These transactions will, among other things, result in (i) the acquisition of Turner Broadcasting System, Inc. ('TBS'), (ii) the acquisition of cable systems serving approximately 2.2 million subscribers and a 50% interest in Paragon Communications ('Paragon'), which serves 972,000 subscribers (the other 50% interest in Paragon was already owned by TWE) and (iii) the restructuring of the ownership of TWE.

     On April 1, 1995, TWE and the Advance/Newhouse Partnership ('Advance/Newhouse'), a New York general partnership between Newhouse Broadcasting Corporation and a wholly-owned subsidiary of Advance Publications, Inc., formed a New York general partnership known as the Time Warner Entertainment-Advance/Newhouse Partnership (the 'TWE-A/N Partnership'), in which TWE owns a two-thirds equity interest and is the managing partner and Advance/Newhouse owns a one-third equity interest. The TWE-A/N Partnership was formed to own and operate cable television systems (or interests therein) serving approximately 4.5 million subscribers and certain foreign cable investments and programming investments (the 'TWE-A/N Transaction').

     The Company (i) closed on May 2, 1995 its acquisition of Summit Communications Group, Inc. ('Summit') (the 'Summit Acquisition'); (ii) closed on July 6, 1995 its acquisition of KBLCOM Incorporated ('KBLCOM'), a subsidiary of Houston Industries Incorporated (which includes the Paragon interest referred to above) (the 'KBLCOM Acquisition'); and (iii) closed on January 4, 1996 its acquisition of Cablevision Industries Corporation ('CVI') and certain related companies (the 'CVI Acquisition' and together with the Summit Acquisition and the KBLCOM Acquisition, the 'Acquisitions'). To acquire Summit, the Company issued approximately 1.55 million shares of its common stock, and approximately
3.26 million shares of a new convertible preferred stock ('Series C Preferred Stock') and assumed or incurred $146 million of indebtedness. To acquire KBLCOM, the Company issued one million shares of its common stock and 11 million shares of a new convertible preferred stock ('Series D Preferred Stock') and assumed or incurred approximately $1.2 billion of indebtedness, including $102 million of the Company's allocable share of Paragon's indebtedness. To acquire CVI and certain related companies, the Company issued 2.9 million shares of its common stock and 6.5 million shares of new convertible preferred stock (3.25 million shares of Series E Preferred Stock and 3.23 million shares of Series F Preferred Stock) and assumed or incurred approximately $2 billion of indebtedness.

     TWE (i) on June 23, 1995, recapitalized Six Flags Entertainment Corporation ('Six Flags'), sold 51% of its interest therein and granted certain licenses to Six Flags (the 'Six Flags Transaction') and (ii) on May 18, 1995, announced the planned sale of 15 of its unclustered cable television systems serving approximately 144,000 subscribers, certain of which transactions closed during the second and third quarters of 1995 (the 'Unclustered Cable Disposition', and together with the Six Flags Transaction, the 'Asset Sale Transactions'). The net proceeds from the Asset Sale Transactions have been or will be used to reduce outstanding indebtedness of TWE.

     On June 30, 1995, a wholly owned subsidiary of the Company ('TWI Cable'), TWE and the TWE-A/N Partnership executed a five-year revolving credit facility (the 'New Credit Agreement'). The New Credit Agreement enables such entities to refinance certain indebtedness assumed from the companies acquired in the Acquisitions, to refinance TWE's indebtedness under a pre-existing bank credit agreement and to finance the ongoing working capital, capital expenditure and other corporate needs of each borrower (the 'Bank Refinancing').

     On August 15, 1995, the Company and a wholly-owned subsidiary, Time Warner Financing Trust, completed a public offering of 12,057,561 PERCS of Time Warner Financing Trust (the 'PERCS Offering'). The PERCS are subject to mandatory redemption on December 23, 1997, for an amount per PERCS equal to the lesser of $54.41 and the market value of a share of common stock of Hasbro, Inc. ('Hasbro') on December 17, 1997, payable in cash or, at the Company's option, Hasbro common stock.

     On August 15, 1995, the Company redeemed all of its $1.8 billion principal amount of outstanding Redeemable Reset Notes Due August 15, 2002 (the 'Reset Notes') in exchange for approximately $454 million aggregate principal amount of Floating Rate Notes Due August 15, 2000, approximately $272 million aggregate principal amount of 7.975% Notes Due August 15, 2004, approximately $545 million aggregate principal amount of 8.11% Debentures Due August 15, 2006, and approximately $545 million aggregate principal amount of 8.18% Debentures Due August 15, 2007 (collectively, the 'Exchange Securities') (the 'Reset Notes Refinancing'). The Exchange Securities were issued under the Company's senior indenture dated as of January 15, 1993 and rank pari passu with all other senior indebtedness of the Company.

     On September 5, 1995, and October 2, 1995, ITOCHU Corporation ('ITOCHU') and Toshiba Corporation ('Toshiba'), respectively, each exchanged their 5.61% pro rata priority capital and residual equity interests in TWE and their 6.25% residual equity interests in TW Service Holding I, L.P. and TW Service Holding II, L.P., each of which owns certain assets related to the TWE businesses (the 'Time Warner Service Partnerships'), for, in the case of ITOCHU, 8 million shares of two series of new convertible preferred stock ('Series G Preferred Stock' and 'Series H Preferred Stock') of the Company and, in the case of Toshiba, 7 million shares of a new convertible preferred stock of the Company ('Series I Preferred Stock') and $10 million in cash (the 'ITOCHU/Toshiba Transaction'). As a result of the ITOCHU/Toshiba Transaction, the Company directly or indirectly holds 74.49% of the pro rata priority capital and residual equity interests in TWE. A subsidiary of U S WEST owns the remaining 25.51% of the pro rata priority capital and residual equity interests in TWE.

     On September 18, 1995, the Company redeemed approximately $1 billion principal amount of its 8 3/4% Convertible Subordinated Debentures due January 10, 2015 (the '8 3/4% Convertible Debentures') for an aggregate redemption price of approximately $1.06 billion, including redemption premiums and accrued interest thereon. The redemption was financed with approximately $500 million of proceeds raised from the issuance of 7.75% ten-year notes (the '7.75% Notes') in June 1995, $363 million of net proceeds raised from the issuance of the PERCS and available cash and equivalents (the 'Market Refinancings').

     The  Market  Refinancings,  the  Reset  Notes  Refinancing  and  the   Bank
Refinancing are referred to herein as the '1995 Debt Refinancings'.

     The Company has entered into an Amended and Restated Agreement and Plan of Merger dated as of September 22, 1995 (as so amended and restated, the 'Merger Agreement') to provide for the merger of each of the Company and TBS with separate subsidiaries of a holding company to be named Time Warner Inc. (the 'Holding Company Transaction' and the acquisition of TBS is herein called the 'TBS Transaction'). Pursuant to the Holding Company Transaction, the issued and outstanding shares of each class of the capital stock of the Company are to be converted into the shares of an identical class of capital stock of the holding company. In connection with any such transaction, the Company expects that it would cause the holding company to provide guarantees of the Company's obligations under its outstanding public debt, including the Debentures.

     In connection with the TBS Transaction, the Company has agreed to enter into certain agreements and related transactions with certain shareholders of TBS, including R.E. Turner and Liberty Media Corporation ('LMC'). The Merger Agreement and certain related agreements provide for the issuance by the holding company of approximately 171.3 million shares of common stock ('Common Stock'), the issuance of approximately 13 million stock options to replace all outstanding TBS options and the assumption of TBS's indebtedness (which approximated $2.3 billion at September 30, 1995). As part of the TBS Transaction, LMC will exchange the 50.8 million shares of Common Stock to be received by LMC in the TBS Transaction for shares of a new series of voting common stock issued by the holding company ('LMC Voting Common Stock') and will receive five million additional shares of LMC Voting Common Stock pursuant to a separate option agreement, all of which will be placed in a voting trust or, in certain circumstances, exchanged for non-voting stock.

     The TBS Transaction and the related transactions are subject to customary closing conditions, including the approval of the shareholders of TBS and the Company and certain regulatory approvals. There can be no assurance that the TBS Transaction will be consummated. For further discussion of the TBS Transaction and the related transactions, and certain litigation relating thereto, reference is made to the Company's Current Reports on Form 8-K dated November 14, 1995, and December 1, 1995, which are incorporated herein by reference.

     The TBS Transaction, the Acquisitions, the TWE-A/N Transaction, the Asset Sale Transactions, the 1995 Debt Refinancings and the ITOCHU/Toshiba Transactions are collectively referred to herein as the 'Transactions'. For a further discussion of the Transactions, reference is made to the Company's Current Reports on Form 8-K dated November 14, 1995, December 1, 1995, and January 4, 1996, which are incorporated herein by reference.

     On December 5, 1995, the Company and a wholly-owned subsidiary, Time Warner Capital I, completed a public offering of $575 million of 8 7/8% Preferred Trust Securities (the 'Preferred Trust Securities'). The Preferred Trust Securities are subject to optional redemption, at the election of the Company, on or after December 31, 2000 at their aggregate liquidation amount, and are subject to mandatory redemption on December 31, 2025 at such price. As discussed below, the proceeds from the offering of the Preferred Trust Securities, together with the proceeds from the Debentures offered hereby and the Debentures Due 2036 (as defined below), will be used to fund the redemption of the Company's outstanding 8 3/4% Convertible Debentures. The offerings of the Preferred Trust Securities, the Debentures offered hereby and the Debentures Due 2036 and such redemption are not included in the Transactions described above.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Debentures offered hereby will be used, together with the net proceeds to the Company from the concurrent sale of the $200 million aggregate principal amount at maturity
(yielding approximately $34 million of net proceeds) of 8.30% Discount Debentures Due 2036 (the 'Debentures Due 2036') and other available funds (including primarily the net proceeds of the offering of $575 million of Preferred Trust Securities), to redeem all of the Company's outstanding 8 3/4% Convertible Debentures for an aggregate redemption price of approximately $1.269 billion plus accrued interest thereon.

                          CONSOLIDATED CAPITALIZATION

     The consolidated historical and pro forma capitalization of the Company and the Company's Entertainment Group, consisting principally of TWE, at September 30, 1995, is set set forth below. The Entertainment Group is not consolidated with Time Warner for financial reporting purposes. The consolidated pro forma capitalization of the Entertainment Group gives effect to the Unclustered Cable Disposition as if such transaction occurred at such date. The consolidated pro forma capitalization of the Company gives effect in column (1) to the Unclustered Cable Disposition and the CVI Acquisition, and in column (3) to each of such transactions and the TBS Transaction, in each case as if such transactions occurred at such date. The consolidated pro forma as adjusted capitalization of the Company set forth in columns (2) and (4) gives effect to
(i) in the case of column (2), the Transactions reflected in column (1) and, in the case of column (4), the Transactions reflected in column (3), (ii) in each case, the issuance of the Debentures offered hereby, $200 million aggregate principal amount at maturity (yielding approximately $34 million of net proceeds) of Debentures Due 2036 and $575 million of Preferred Trust Securities and (iii) in each case, the use of the proceeds therefrom to redeem all outstanding 8 3/4% Convertible Debentures at a redemption price of approximately $1.269 billion plus accrued interest thereon, as if such transactions occurred at such date. The pro forma capitalization is presented for informational purposes only and is not necessarily indicative of the future capitalization of the Company, any new holding company and the Entertainment Group.

                                                            TIME WARNER INC.
                               --------------------------------------------------------------------------
                                                                (2)                             (4)          ENTERTAINMENT GROUP
                                                (1)           PRE-TBS           (3)           POST-TBS      ---------------------
                                              PRE-TBS        PRO FORMA        POST-TBS       PRO FORMA                      PRO
                               HISTORICAL   PRO FORMA(a)   AS ADJUSTED(a)   PRO FORMA(b)   AS ADJUSTED(b)   HISTORICAL     FORMA
                               ----------   ------------   --------------   ------------   --------------   ----------    -------
                                                                           (MILLIONS)
Long-term debt:
   Time Warner Debt:
     7.45% and 7.95% notes....  $  1,000      $  1,000        $  1,000        $  1,000        $  1,000             --          --
     Exchange Securities......     1,816         1,816           1,816           1,816           1,816             --          --
     Zero coupon convertible
       notes due 2012 (6.25%
       yield)(c)..............       573           573             573             573             573             --          --
     Zero coupon convertible
       notes due 2013 (5%
       yield)(c)..............     1,006         1,006           1,006           1,006           1,006             --          --
     8.75%, 9.125% and 9.15%
       Debentures.............     2,248         2,248           2,248           2,248           2,248             --          --
     8 3/4% Convertible
       Debentures.............     1,226         1,226              --           1,226              --             --          --
     7.75% Notes..............       497           497             497             497             497             --          --
     Debt due to TWE (7.13%
       interest rate)(d)......       400           400             400             400             400             --          --
     Debentures offered
       hereby.................        --            --             716              --             716             --          --
     Debentures Due 2036(c)...        --            --              34              --              34             --          --
   Time Warner Cable
     Subsidiaries Debt:
     CVI 10 3/4% senior
       notes..................        --           300             300             300             300             --          --
     CVI 9 1/4% senior
       debentures.............        --           200             200             200             200             --          --
     Summit 10 1/2% senior
       subordinated
       debentures.............       140           140             140             140             140             --          --
     New Credit Agreement
       (weighted average
       interest rate of 6.8%
       with respect to TWI
       Cable and 6.4% with
       respect to TWE and the
       TWE-A/N
       Partnership)(e)........     1,250         2,731           2,731           2,731           2,731       $  1,805     $ 1,680
   TBS Debt:
     TBS credit agreement
       (weighted average
       interest rate of
       7.5%)..................        --            --              --           1,295           1,295             --          --
     TBS 8 3/8% and 7.4%
       senior notes...........        --            --              --             547             547             --          --
     TBS 8.4% senior
       debentures.............        --            --              --             200             200             --          --
     TBS zero coupon
       convertible notes due
       2007 (7.25%
       yield)(c)..............        --            --              --             259             259             --          --
     TBS other indebtedness...        --            --              --              35              35             --          --
   TWE Debt:
     TWE commercial paper
       (weighted average
       interest rate of
       6.2%)(f)...............        --            --              --              --              --            583         583
     TWE 8 7/8%, 9 5/8% and
       10.15% notes(f)........        --            --              --              --              --          1,197       1,197
     TWE 7 1/4%, 8 3/8% and
       8 3/8% debentures(f)...        --            --              --              --              --          2,584       2,584
   Other......................       175           175             175             275             275             12          12
                               ----------   ------------       -------      ------------       -------      ----------    -------
   Subtotal...................    10,331        12,312          11,836          14,748          14,272          6,181       6,056
   Reclassification of debt
     due to TWE to investments
     in and amounts due to the
     Entertainment Group(d)...      (400)         (400)           (400)           (400)           (400)            --          --
                               ----------   ------------       -------      ------------       -------      ----------    -------
   Total long-term debt.......     9,931        11,912          11,436          14,348          13,872          6,181       6,056
Company-obligated mandatorily
 redeemable preferred
 securities of subsidiaries
 holding solely subordinated
 notes and debentures of the
 Company......................       374           374             949             374             949             --          --
Shareholders' equity:
     Preferred stock
       liquidation
       preference.............     2,994         3,644           3,644           3,644           3,644             --          --
     Equity applicable to
       common stock...........       698           864             839           8,574           8,549             --          --
                               ----------   ------------       -------      ------------       -------      ----------    -------
Total shareholders' equity....     3,692         4,508           4,483          12,218          12,193             --          --
Time Warner General Partners'
 senior capital...............        --            --              --              --              --          1,398       1,398
Partners' capital.............        --            --              --              --              --          6,440       6,500
                               ----------   ------------       -------      ------------       -------      ----------    -------
Total capitalization..........  $ 13,997      $ 16,794        $ 16,868        $ 26,940        $ 27,014       $ 14,019     $13,954
                               ----------   ------------       -------      ------------       -------      ----------    -------
                               ----------   ------------       -------      ------------       -------      ----------    -------

                                                   (footnotes on following page)

 (a) Also reflects, on a pro forma basis, the capitalization of the Company as a separate subsidiary of the new holding company after consummation of the Holding Company Transaction. See 'Recent Developments'.

 (b) Reflects, on a pro forma basis, the capitalization of the new holding company after consummation of the Holding Company Transaction (in which case the Company expects that the new holding company would provide guarantees of the Company's outstanding public debt). See 'Recent Developments'.

 (c) The zero coupon convertible notes due 2012 and 2013 are reflected net of unamortized original issue discount of $1.078 billion and $1.409 billion, respectively. The Debentures Due 2036 are reflected net of unamortized original issue discount of $166 million. The TBS zero coupon convertible notes due 2007 are reflected net of unamortized original issue discount of $323 million.

 (d) The Company and TWE entered into a credit agreement in 1994 that allows the Company to borrow up to $400 million from TWE through September 15, 2000. Outstanding borrowings from TWE bear interest at LIBOR plus 1% per annum. For financial reporting purposes, the $400 million of currently outstanding loans from TWE to the Company have been reclassified and shown as a reduction in the Company's investments in and amounts due to the Entertainment Group.

 (e) The New Credit Agreement permits borrowings in an aggregate amount of up to $8.3 billion. Borrowings are limited to $4 billion in the case of TWI Cable, $5 billion in the case of the TWE-A/N Partnership and $8.3 billion in the case of TWE, subject in each case to certain limitations and adjustments. Such borrowings bear interest at different rates for each of the three borrowers, generally equal to LIBOR plus a margin ranging from 50 to 87.5 basis points based on the credit rating or financial leverage of the applicable borrower. The New Credit Agreement contains certain covenants for each borrower relating to, among other things, additional indebtedness; liens on assets; cash flow coverage and leverage ratios; and loans, advances, distributions and other cash payments or transfers of assets from the borrowers to their respective partners or affiliates. See 'Recent Developments' and the Company's Current Report on Form 8-K dated November 14, 1995, incorporated by reference herein, for a description of the New Credit Agreement.

 (f) Guaranteed by certain subsidiaries of the Company which are the general partners of TWE.

            SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

COMPANY SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected historical financial information of the Company set forth below has been derived from and should be read in conjunction with the consolidated financial statements and other financial information of the Company contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1994, as amended, and with the unaudited consolidated condensed financial statements contained in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995, which are incorporated herein by reference. The selected historical financial information for all periods after 1992 reflect the deconsolidation of the Entertainment Group, principally TWE, effective January 1, 1993. Capitalized terms are as defined and described in such historical financial statements, or elsewhere herein.

     The  selected  historical  financial  information  for  1995  reflects  the issuance of 29.3 million shares of convertible preferred stock having an aggregate liquidation preference of $2.926 billion in connection with (i) the acquisitions of KBLCOM and Summit and (ii) the exchange by Toshiba and ITOCHU of their direct and indirect interests in TWE. The selected historical financial information for 1993 reflects the issuance of $6.1 billion of long-term debt and the use of $500 million of cash and equivalents for the exchange or redemption of preferred stock having an aggregate liquidation preference of $6.4 billion. The selected historical financial information for 1992 reflects the capitalization of TWE on June 30, 1992 and associated refinancings, and the acquisition of the 18.7% minority interest in American Television and
Communications Corporation ('ATC') as of June 30, 1992, using the purchase method of accounting for business combinations. Per common share amounts and average common shares have been restated to give effect to the four-for-one common stock split that occurred on September 10, 1992.

                                                NINE MONTHS
                                                   ENDED
                                               SEPTEMBER 30,                     YEARS ENDED DECEMBER 31,
                                             -----------------     -----------------------------------------------------
                                              1995       1994       1994       1993       1992        1991        1990
                                             ------     ------     ------     ------     -------     -------     -------
                                                                      (MILLIONS, EXCEPT PER SHARE AMOUNTS AND RATIOS)
OPERATING STATEMENT INFORMATION
Revenues.................................    $5,705     $5,109     $7,396     $6,581     $13,070     $12,021     $11,517
Depreciation and amortization............       398        319        437        424       1,172       1,109       1,138
Business segment operating income(a).....       343        423        713        591       1,343       1,154       1,114
Equity in pretax income of Entertainment
  Group..................................       235        177        176        281          --          --          --
Interest and other, net..................       615        514        724        718         882         966       1,133
Net income (loss)(b)(c)..................      (199)      (103)       (91)      (221)         86         (99)       (227)
Net loss applicable to common shares
  (after preferred dividends)............      (223)      (112)      (104)      (339)       (542)       (692)       (786)
Per share of common stock:
        Net loss(b)(c)...................    $ (.58)    $ (.30)    $ (.27)    $ (.90)    $ (1.46)    $ (2.40)    $ (3.42)
        Dividends........................    $  .27     $  .26     $  .35     $  .31     $  .265     $   .25     $   .25
Average common shares(c).................     382.5      378.8      378.9      374.7       371.0       288.2       229.9
Ratio of earnings to fixed charges
  (deficiency in the coverage of fixed
  charges by earnings before fixed
  charges)(d)............................    $  (46)       1.1x       1.1x       1.1x        1.4x        1.1x    $  (101)

                                                                                           (footnotes on following page)

                                                                                 DECEMBER 31,
                                                SEPTEMBER 30,   -----------------------------------------------
                                                    1995         1994      1993      1992      1991      1990
                                                -------------   -------   -------   -------   -------   -------
                                                                                  (MILLIONS)
BALANCE SHEET INFORMATION
Investments in and amounts due to and from
  Entertainment Group.........................     $ 6,022      $ 5,350   $ 5,627   $    --   $    --   $    --
Total assets..................................      21,422       16,716    16,892    27,366    24,889    25,337
Long-term debt................................       9,931        8,839     9,291    10,068     8,716    11,184
Company-obligated mandatorily redeemable
  preferred securities of subsidiary holding
  solely Company subordinated notes...........         374           --        --        --        --        --
Shareholders' equity:
  Preferred stock liquidation preference......       2,994          140       140     6,532     6,256     5,954
  Equity applicable to common stock...........         698        1,008     1,230     1,635     2,242       360
  Total shareholders' equity..................       3,692        1,148     1,370     8,167     8,498     6,314

------------

 (a) Business segment operating income for the nine months ended September 30, 1995 includes $85 million in losses relating to certain businesses and joint ventures owned by the Music division which are being restructured or closed. Operating income for the year ended December 31, 1991 includes a $60 million charge relating to the restructuring of the Publishing division.

 (b) The net loss for the nine months ended September 30, 1995 includes an extraordinary loss on the retirement of debt of $42 million ($.11 per common share). The net loss for the year ended December 31, 1993 includes an extraordinary loss on the retirement of debt of $57 million ($.15 per common share) and an unusual charge of $70 million ($.19 per common share) from the effect of the new income tax law on the Company's deferred income tax liability.

 (c) In August 1991, the Company completed the sale of 137.9 million shares of common stock pursuant to a rights offering. Net proceeds of $2.558 billion from the rights offering were used to reduce indebtedness under the Company's bank credit agreement. If the rights offering had been completed at the beginning of 1991, net loss for the year would have been reduced to $33 million, or $1.70 per common share, and there would have been 369.3 million shares of common stock outstanding during the year.

 (d) For purposes of the ratio of earnings to fixed charges, earnings were calculated by adding pretax income, interest expense, previously capitalized interest amortized to expense, the portion of rents representative of an interest factor, preferred stock dividend requirements of majority-owned subsidiaries, the Company's proportionate share of such items for its majority-owned subsidiaries and 50%-owned companies, and undistributed losses of less-than-50%-owned companies. Fixed charges consist of interest expense, interest capitalized, the portion of rents representative of an interest factor, preferred stock dividend requirements of majority-owned subsidiaries and the Company's proportionate share of such items for majority-owned subsidiaries and 50%-owned companies. For periods in which earnings before fixed charges were insufficient to cover fixed charges, the dollar amount of coverage deficiency, instead of the ratio, is disclosed. Earnings as defined include significant noncash charges for depreciation and amortization. In addition, fixed charges for the nine months ended September 30, 1995 and 1994 and the year ended December 31, 1994 include noncash interest expense of $156 million, $162 million and $219 million, respectively, relating to the Reset Notes and the Company's zero coupon convertible notes due 2012 and 2013.

ENTERTAINMENT GROUP SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected historical financial information of the Entertainment Group set forth below has been derived from and should be read in conjunction with the consolidated financial statements and other financial information of the Company and TWE contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1994, as amended, and with the unaudited consolidated condensed financial statements and other financial information of the Company and TWE contained in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995, which are incorporated herein by reference. For periods prior to January 1, 1993, the Entertainment Group is consolidated with the Company for financial reporting purposes and, accordingly, is also reflected in the Company's summary historical financial information.

     The selected historical financial information for 1995 reflects the consolidation by TWE of the TWE-A/N Partnership resulting from the formation of such partnership, effective as of April 1, 1995, and the consolidation of Paragon effective as of July 6, 1995. The selected historical financial information gives effect to the consolidation of Six Flags Entertainment Corporation ('Six Flags') effective as of January 1, 1993 as a result of an increase in TWE's ownership of Six Flags from 50% to 100% in September 1993, and the subsequent deconsolidation of Six Flags resulting from the disposition by TWE of a 51% interest in Six Flags effective as of June 23, 1995. The selected historical financial information for 1993 also gives effect to the admission of U S WEST as an additional limited partner of TWE as of September 15, 1993 and the issuance of $2.6 billion of TWE debentures during the year to reduce indebtedness under the TWE credit agreement, and for 1992 gives effect to the initial capitalization of TWE and associated refinancings as of the dates such transactions were consummated and the Company's acquisition of the ATC minority interest as of June 30, 1992, using the purchase method of accounting. The Company's cost to acquire the ATC minority interest is reflected in the consolidated financial statements of TWE under the pushdown method of accounting.

                                                      NINE MONTHS ENDED
                                                        SEPTEMBER 30,                    YEARS ENDED DECEMBER 31,
                                                      -----------------     --------------------------------------------------
                                                       1995       1994       1994       1993       1992       1991       1990
                                                      ------     ------     ------     ------     ------     ------     ------
                                                                                        (MILLIONS, EXCEPT RATIOS)
OPERATING STATEMENT INFORMATION
Revenues..........................................    $6,871     $6,205     $8,509     $7,963     $6,761     $6,068     $5,671
Depreciation and amortization.....................       780        719        959        909        788        733        775
Business segment operating income.................       749        673        852        905        814        724        549
Interest and other, net...........................       467        451        616        564        531        526        648
Net income (loss)(a)..............................       149        137        136        207        173        103       (180)
TWE ratio of earnings to fixed charges (deficiency
  in the coverage of fixed charges by earnings
  before fixed charges)(b)........................       1.5x       1.5x       1.4x       1.4x       1.4x       1.4x    $ (138)

                                                                                    DECEMBER 31,
                                                   SEPTEMBER 30,   -----------------------------------------------
                                                       1995         1994      1993      1992      1991      1990
                                                   -------------   -------   -------   -------   -------   -------
                                                                                     (MILLIONS)
BALANCE SHEET INFORMATION
Total assets.....................................     $18,541      $18,992   $18,202   $15,886   $14,230   $14,415
Long-term debt...................................       6,181        7,160     7,125     7,171     4,571     6,516
Time Warner General Partners' senior capital.....       1,398        1,663     1,536        --        --        --
Partners' capital................................       6,440        6,491     6,228     6,483     6,717     5,809

------------

 (a) Net income for the nine months ended September 30, 1995, and the year ended December 31, 1993 includes an extraordinary loss on the retirement of debt of $24 million and $10 million, respectively.

 (b) For purposes of the ratio of earnings to fixed charges, earnings were calculated by adding pretax income, interest expense, previously capitalized interest amortized to expense, the portion of rents representative of an interest factor, TWE's proportionate share of such items for its majority-owned subsidiaries and 50%-owned companies, and undistributed losses of less-than-50%-owned companies. Fixed charges consist of interest expense, interest capitalized, the portion of rents representative of an interest factor and TWE's proportionate share of such items for majority-owned subsidiaries and 50%-owned companies. For periods in which earnings before fixed charges were insufficient to cover fixed charges, the dollar amount of coverage deficiency, instead of the ratio, is disclosed. Earnings as defined include significant noncash charges for depreciation and amortization.

COMPANY AND ENTERTAINMENT GROUP SELECTED PRO FORMA FINANCIAL INFORMATION

     The unaudited selected pro forma balance sheet information of the Entertainment Group at September 30, 1995 set forth below gives effect to the Unclustered Cable Disposition, as if such transaction had occurred as of such date. The unaudited selected pro forma balance sheet information of the Company at September 30, 1995 set forth below gives effect in column (1) to the Unclustered

Cable Disposition and the CVI Acquisition and in column (2) to each of such transactions and the TBS Transaction, in each case as if such transactions occurred at such date. The Summit Acquisition, the KBLCOM Acquisition, the 1995 Debt Refinancings, the ITOCHU/Toshiba Transaction, the TWE-A/N Transaction and the Six Flags Transaction are already reflected in the historical balance sheets of the Company and the Entertainment Group as of September 30, 1995. The
unaudited selected pro forma operating statement information of the Entertainment Group for the nine months ended September 30, 1995 and the year ended December 31, 1994 set forth below gives effect to the Asset Sale Transactions, the TWE-A/N Transaction and the 1995 Debt Refinancings, as if such transactions occurred at the beginning of such periods. The unaudited selected pro forma operating statement information of the Company for the nine months ended September 30, 1995 and the year ended December 31, 1994 set forth below gives effect in column (1) to the Asset Sale Transactions, the TWE-A/N Transaction, the 1995 Debt Refinancings, the Acquisitions and the ITOCHU/Toshiba Transaction, and in column (2) to each of such transactions and the TBS Transaction, in each case as if the transactions occurred at the beginning of such periods. No pro forma effect has been given in the information set forth below for the issuance of the Debentures offered hereby, the Debentures Due 2036 and the Preferred Trust Securities, and the redemption of the 8 3/4% Convertible Debentures because such transactions will not have a material effect on the Company or the new holding company (see 'Consolidated Capitalization'). The selected pro forma financial information should be read in conjunction with the 'Time Warner Inc. and the Entertainment Group Pro Forma Consolidated Condensed Financial Statements' included in the Company's Current Report on Form 8-K dated November 14, 1995, which is incorporated herein by reference.
     The selected pro forma financial information is presented for informational purposes only and is not necessarily indicative of the financial position or operating results that would have occurred if the transactions given retroactive effect therein had been consummated as of the dates indicated, nor is it necessarily indicative of future financial conditions or operating results.

                                                  NINE MONTHS                                YEAR ENDED
                                           ENDED SEPTEMBER 30, 1995                       DECEMBER 31, 1994
                                   -----------------------------------------  -----------------------------------------
                                       (1)           (2)                          (1)           (2)
                                     COMPANY       COMPANY                      COMPANY       COMPANY
                                     PRE-TBS       POST-TBS    ENTERTAINMENT    PRE-TBS       POST-TBS    ENTERTAINMENT
                                   PRO FORMA(a)  PRO FORMA(b)      GROUP      PRO FORMA(a)  PRO FORMA(b)      GROUP
                                   ------------  ------------  -------------  ------------  ------------  -------------
                                                     (MILLIONS, EXCEPT PER SHARE AMOUNTS AND RATIOS)
PRO FORMA OPERATING STATEMENT
  INFORMATION
Revenues..........................    $6,249        $8,764        $ 6,945        $8,217       $ 11,026       $ 8,790
Depreciation and amortization.....       699           998            808           912          1,263         1,040
Business segment operating
  income..........................       339           435            761           652            704           928
Equity in pretax income of
  Entertainment Group.............       259           259             --           208            208            --
Interest and other, net...........       770           921            455           940          1,143           660
Income (loss) before extraordinary
  item............................      (254)         (347)           200          (266)          (437)          174
Loss before extraordinary item
  applicable to common shares
  (after preferred dividends).....      (363)         (456)            --          (412)          (583)           --
Per share of common stock:
    Loss before extraordinary
      item........................      (.94)         (.81)            --         (1.07)         (1.04)           --
    Dividends.....................       .27           .27             --           .35            .35            --
Average common shares.............     386.4         562.7             --         384.0          560.3            --
Company and TWE ratio of earnings
  to fixed charges (deficiency in
  the coverage of fixed charges by
  earnings before fixed
  charges)(c).....................    $ (181)       $ (233)           1.7x       $  (77)      $   (273)          1.6x
                                                                                          (footnotes on following page)

                                                                                   SEPTEMBER 30, 1995
                                                                      ---------------------------------------------
                                                                          (1)             (2)
                                                                        COMPANY         COMPANY
                                                                        PRE-TBS         POST-TBS      ENTERTAINMENT
                                                                      PRO FORMA(a)    PRO FORMA(b)        GROUP
                                                                      ------------    ------------    -------------
                                                                                       (MILLIONS)

PRO FORMA BALANCE SHEET INFORMATION
Investments in and amounts due to and from Entertainment Group.....     $  6,082        $  6,082         $    --
Total assets.......................................................       25,265          36,792          18,476
Long-term debt.....................................................       11,912          14,348           6,056
Company-obligated mandatorily redeemable preferred securities of
  subsidiary holding solely Company subordinated notes.............          374             374              --
Shareholders' equity:
     Preferred stock liquidation preference........................        3,644           3,644              --
     Equity applicable to common stock.............................          864           8,574              --
     Total shareholders' equity....................................        4,508          12,218              --
Time Warner General Partners' senior capital.......................           --              --           1,398
Partners' capital..................................................           --              --           6,500

------------

 (a) Also reflects, on a pro forma basis, the Company as a separate subsidiary of the new holding company after consummation of the Holding Company Transaction. See 'Recent Developments'.

 (b) Reflects, on a pro forma basis, the new holding company after consummation of the Holding Company Transaction (in which case the Company expects that the new holding company would provide guarantees of the Company's outstanding public debt). See 'Recent Developments'.

 (c) For purposes of the ratio of earnings to fixed charges, earnings were calculated by adding pretax income, interest expense, previously capitalized interest and amortized to expense, the portion of rents representative of an interest factor, preferred stock dividend requirements of majority-owned subsidiaries, the proportionate share for each of the Company and TWE, respectively, of such items for its majority-owned subsidiaries and 50%-owned companies, and undistributed losses of less-than-50%-owned companies. Fixed charges consist of interest expense, interest capitalized, the portion of rents representative of an interest factor, preferred stock dividend requirements of majority-owned subsidiaries and the proportionate share for each of the Company and TWE, respectively, of such items for majority-owned subsidiaries and 50%-owned companies. For periods in which earnings before fixed charges were insufficient to cover fixed charges, the dollar amount of coverage deficiency, instead of the ratio, is disclosed. Earnings as defined include significant noncash charges for depreciation and amortization. Fixed charges for the Company for the nine months ended September 30, 1995 and the year ended December 31, 1994 in column (1) and column (2) included noncash interest expense of $63 million and $79 million, respectively, relating to the Company's zero coupon convertible notes due 2012 and 2013 and, in column (2) only, an additional $14 million and $17 million, respectively, relating to TBS's zero coupon convertible notes due 2007.

                         DESCRIPTION OF THE DEBENTURES

     Each of the Debentures Due 2008, the Debentures Due 2016 and the Debentures Due 2026 is a separate series of Debt Securities described in the accompanying Prospectus that will be issued under an indenture dated as of January 15, 1993 (the 'Indenture'), between the Company and Chemical Bank, as trustee (the 'Trustee'). The following description of the particular terms of the Debentures offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus, to which description reference is hereby made. Capitalized terms used but not defined herein or in the accompanying Prospectus have the meanings given to them in the Indenture. Section references are to the Indenture unless otherwise indicated.

GENERAL

     Each Debenture will bear interest at the applicable annual rate set forth on the cover page of this Prospectus Supplement, payable semiannually on January 15 and July 15 of each year, commencing July 15, 1996 (each an 'Interest Payment Date'), to holders of record at the close of business on the January 1 or July 1 next preceding each such Interest Payment Date. The Debentures will be issued only in registered form, without coupons, in denominations of $1,000 and integral multiples thereof. The principal of and interest on the Debentures will be payable and the transfer of the Debentures will be registrable through the Depositary as described under ' -- Book Entry System' below. (Sections 305 and 202 and Form of Debentures) The Company will not charge a service charge for any registration of transfer or exchange of Debentures; however, the Company may require payment by a Holder of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection therewith. (Section 305) The Trustee shall authenticate and deliver Debentures in accordance with the Indenture and the procedures for dating, due execution by the Company and book-entry transfer set forth therein. (Section 303)

TERMS OF THE DEBENTURES DUE 2008

     The Debentures Due 2008 will be limited to $165,923,000 aggregate principal amount. The Debentures Due 2008 will mature on January 15, 2008 and will not be redeemable prior to maturity or entitled to any sinking fund.

TERMS OF THE DEBENTURES DUE 2016

     The Debentures Due 2016 will be limited to $150,000,000 aggregate principal amount. The Debentures Due 2016 will mature on January 15, 2016 and will not be redeemable prior to maturity or entitled to any sinking fund.

TERMS OF THE DEBENTURES DUE 2026

     The Debentures Due 2026 will be limited to $400,000,000 aggregate principal amount. The Debentures Due 2026 will mature on January 15, 2026.

     REDEMPTION. The Debentures Due 2026 will not be redeemable at the option of the Company prior to maturity or entitled to any sinking fund, but will be redeemable on January 15, 2003, at the option of the holders thereof, at 100% of their principal amount, together with accrued and unpaid interest to the date of redemption. Less than the entire principal amount of any Debenture Due 2026 may be redeemed, provided the principal amount which is to be redeemed is equal to $1,000 or an integral multiple of $1,000.

     DTC or any successor depositary (the 'Depositary') or its nominee, as registered holder of the Debentures Due 2026, will be entitled to tender the Debentures on January 15, 2003 for repayment. During the period from and including November 15, 2002 to and including December 15, 2002, the Depositary will receive instructions from its participants (acting on behalf of owners of beneficial interests in the Debentures Due 2026) to tender the Debentures Due 2026 for repayment under the Depositary's procedures. Such tender for repayment will be made by the Depositary, provided that the

Depositary receives instructions from tendering participants by Noon New York City time on December 15, 2002. The Depositary will notify the Paying Agent designated pursuant to the Indenture by the close of business on December 15, 2002 as to the aggregate principal amount of the Debentures Due 2026, if any, for which the Depositary shall have received instructions to tender for repayment.

     OWNERS OF BENEFICIAL INTERESTS IN DEBENTURES DUE 2026 WHO WISH TO EFFECTUATE THE TENDER AND REPAYMENT OF SUCH DEBENTURES DUE 2026 MUST INSTRUCT THEIR RESPECTIVE DEPOSITARY PARTICIPANT OR PARTICIPANTS SUFFICIENTLY IN ADVANCE OF DECEMBER 15, 2002 IN ORDER TO PERMIT SUCH PARTICIPANTS TO CONVEY SUCH INSTRUCTIONS TO THE DEPOSITARY IN A TIMELY MANNER TO PERMIT THE DEPOSITARY TO TENDER THE DEBENTURES DUE 2026 COVERED BY SUCH INSTRUCTIONS. HOLDERS WILL BEAR THE RISK OF A FAILURE TO CONVEY THEIR INSTRUCTIONS IN A TIMELY MANNER.

     If at any time the use of a book-entry only system through the Depositary (or any successor securities depositary) is discontinued with respect to the Debentures Due 2026 and the Debentures are represented by individual certificates, tenders for repayment of any Debentures Due 2026 on January 15, 2003 shall be made according to the following procedures. The Company must receive at the principal office of the Paying Agent, during the period from and including November 15, 2002 to and including December 15, 2002: (i) the Debentures Due 2026 with the form entitled 'Option to Elect Repayment' on the reverse of the Debentures Due 2026 duly completed; or (ii)(x) a telegram, telex, facsimile transmission or letter from a member of a national securities exchange or the National Association of Securities Dealers, Inc., or a commercial bank or a trust company in the United States of America, setting forth the name of the registered holder of the Debentures Due 2026, the principal amount of the Debentures Due 2026, the amount of the Debentures Due 2026 to be repaid, a statement that the option to elect repayment is being exercised thereby and a guarantee that the Debentures Due 2026 to be repaid, with the form entitled 'Option to Elect Repayment' on the reverse of the Debentures Due 2026 duly completed, will be received by the Company not later than five business days after the date of such telegram, telex, facsimile transmission or letter; and
(y) such Debentures Due 2026 and forms duly completed are received by the Company by such fifth business day. Any such notice received by the Company during the period from and including November 15, 2002 to and including December 15, 2002 shall be irrevocable. All questions as to the validity, eligibility (including time of receipt) and the acceptance of any Debentures Due 2026 for repayment will be determined by the Company, whose determination will be final and binding.

     For all purposes of this section, if December 15, 2002 is not a business day, it shall be deemed to refer to the next succeeding business day.

RANKING AND HOLDING COMPANY STRUCTURE

     The Debentures will be senior indebtedness of the Company and will rank pari passu with all other unsecured and unsubordinated debt of the Company. See 'Consolidated Capitalization'. The Debentures will be effectively subordinated to all existing and future liabilities, including indebtedness, of subsidiaries of the Company. As of September 30, 1995, the Company's consolidated and unconsolidated subsidiaries had approximately $15.2 billion of total liabilities, including approximately $7.6 billion of indebtedness. Indebtedness of the Company's consolidated and unconsolidated subsidiaries increased by approximately $2 billion as a result of the consummation of the CVI Acquisition on January 4, 1996. The consolidated indebtedness of the new holding company will increase by an additional $2.3 billion after consummation of the TBS Transaction. The Company's rights and the rights of its creditors, including holders of Debentures, to participate in the distribution of assets of any subsidiary upon such subsidiary's liquidation or reorganization will be subject to prior claims of such subsidiary's creditors, including trade creditors, except to the extent the Company may itself be a creditor with recognized claims against such subsidiary. See 'Holding Company Structure' in the accompanying Prospectus.

COVENANTS OF THE COMPANY

     LIMITATION ON LIENS. The Indenture provides that neither the Company nor any Material Subsidiary of the Company shall incur, create, issue, assume, guarantee or otherwise become liable for any indebtedness for money borrowed that is secured by a lien on any asset now owned or hereafter acquired by it unless the Company makes or causes to be made effective provision whereby the Debentures will be secured by such lien equally and ratably with (or prior to) all other indebtedness thereby secured so long as any such indebtedness shall be secured. The foregoing restriction does not apply to the following:

          (i) liens existing as of the date of the Indenture;

          (ii)   liens  created  by  Subsidiaries   of  the  Company  to  secure
     indebtedness of such Subsidiaries to the Company or to one or more other Subsidiaries of the Company;

          (iii) liens affecting property of a person existing at the time it becomes a Subsidiary of the Company or at the time it merges into or consolidates with the Company or a Subsidiary of the Company or at the time of a sale, lease or other disposition of all or substantially all of the properties of such person to the Company or its Subsidiaries;

          (iv) liens on property exiting at the time of the acquisition thereof or incurred to secure payment of all or a part of the purchase price thereof or to secure Indebtedness incurred prior to, at the time of, or within one year after the acquisition thereof for the purpose of financing all or part of the purchase price thereof;

          (v) liens on any property to secure all or part of the cost of improvements or construction thereon or indebtedness incurred to provide funds for such purpose in a principal amount not exceeding the cost of such improvements or construction;

          (vi) liens consisting of or relating to the sale, transfer or financing of motion pictures, video and television programs, sound recordings, books or rights with respect thereto to or with so-called tax shelter groups or other third-party investors in connection with the financing of such motion pictures, video and television programming, sound recordings or books in the ordinary course of business and the granting to the Company or any of its Subsidiaries of rights to distribute such motion pictures, video and television programming, sound recordings or books; provided, however, that no such lien shall attach to any asset or right of the Company or its Subsidiaries (other than the motion pictures, video and television programming, sound recordings, books or rights which were sold, transferred to or financed by the tax shelter group or third-party investors in question or the proceeds arising therefrom);

          (vii) liens on shares of stock, indebtedness or other securities of a Person that is not a Subsidiary;

          (viii) other liens arising in connection with indebtedness of the Company and its Subsidiaries in an aggregate principal amount for the Company and its Subsidiaries not exceeding at the time such lien is issued, created or assumed the greater of (A) 10% of the Consolidated Net Worth of the Company and (B) $500 million; and

          (ix) any extensions, renewal or replacement of any lien referred to in the foregoing clauses (i) through (viii) inclusive, or of any indebtedness secured thereby; provided that the principal amount of indebtedness secured thereby shall not exceed the principal amount of indebtedness so secured at the time of such extension, renewal or replacement, or at the time the lien was issued, created or assumed or otherwise permitted, and that such extension, renewal or replacement lien shall be limited to all or part of substantially the same property which secured the lien extended, renewed or replaced (plus improvements on such property). (Section 1006)

     LIMITATION ON SENIOR DEBT. The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, incur, create, issue, assume, guarantee or otherwise become directly or indirectly liable for (collectively, 'incur') any Senior Debt, if after giving effect to such incurrence of Senior Debt, determined on a pro forma basis as if such incurrence had occurred on the first day of the Test Period, the Consolidated Cash Flow Coverage Ratio for the Company and its Subsidiaries for the Test Period would be less than 1.5 to 1; provided, however, that the foregoing restrictions will not apply to TWE or any of its Subsidiaries to the extent that the application of such restrictions would be prohibited under, or cause a violation of, TWE's bank credit agreement as in effect from time to time or any successor or replacement credit agreement. (Section 1007)

     Other than the restrictions in the Indenture on liens and incurrence of Senior Debt described above, the Indenture and the Debentures do not contain any covenants or other provisions designed to afford holders of the Debentures protection in the event of a recapitalization or highly leveraged transaction involving the Company.

     LIMITATION ON MERGER, CONSOLIDATION AND CERTAIN SALES OF ASSETS. The Indenture provides that the Company will not merge or consolidate with or into, or convey or transfer its property substantially as an entirety to, any Person unless (a) the successor is organized and existing under the laws of the United States or any State or the District of Columbia, (b) the successor assumes the Company's obligations under the Indenture and the Debentures on the same terms and conditions and (c) immediately after giving effect to such transaction, there is no default under the Indenture. (Section 801)

CERTAIN DEFINITIONS

     The following are certain of the terms defined in the Indenture:

          'Consolidated Cash Flow' means, for any period, the net income of the Company and its Subsidiaries as determined on a consolidated basis in accordance with GAAP consistently applied, plus the sum of depreciation, amortization, other noncash charges which reduce net income, income tax expense and interest expense, in each case to the extent deducted in determining such net income, and excluding extraordinary gains or losses. Notwithstanding the foregoing, for purposes of determining the Consolidated Cash Flow of the Company, there shall be included, in respect of each other Person that is accounted for by the Company on the equity method (as determined in accordance with GAAP), the Company's proportionate amount of such other Person's and its Subsidiaries' consolidated net income, depreciation, amortization, other noncash charges which reduce net income, income tax expense and interest expense, in each case to the extent deducted in determining such other Person's net income, excluding extraordinary gains and losses.

          'Consolidated Cash Flow Coverage Ratio' means, for any period, the ratio for such period of Consolidated Cash Flow to Consolidated Interest Expense. In determining the Consolidated Cash Flow Coverage Ratio, effect shall be given to the application of the proceeds of Senior Debt whose incurrence is being tested to the extent such proceeds are used to repay or refinance other Senior Debt.

          'Consolidated Interest Expense' means, for any period, cash interest expense of the Company and its Subsidiaries on Senior Debt for such period other than the amount amortized during such period in respect of all fees paid in connection with the incurrence of such Senior Debt, such expense to be determined on a consolidated basis in accordance with GAAP consistently applied. Notwithstanding the foregoing, for purposes of determining the Consolidated Interest Expense of the Company, there shall be included, in respect of each other Person that is accounted for by the Company on the equity method (as determined in accordance with GAAP), the Company's proportionate amount of the cash interest expense of such other Person and its Subsidiaries on Senior Debt for the relevant period other than the amount amortized during such period in respect of all fees paid in connection with the incurrence of such Senior Debt, such expense to be determined on a consolidated basis in accordance with GAAP consistently applied.

          'Consolidated Net Worth' means, at the date of any determination, the consolidated stockholders' equity of the Company and its Subsidiaries, determined on a consolidated basis in accordance with GAAP consistently applied; provided that the Company's 8 3/4% Convertible Debentures that are then outstanding shall be considered equity for the purposes of the computation of the Company's Consolidated Net Worth.

          'GAAP'   means  generally  accepted   accounting  principles  as  such
     principles are in effect as of the date of the Indenture.

          'Material Subsidiary' means any Person that is a Subsidiary if at the end of the most recent fiscal quarter of the Company, the aggregate amount, determined in accordance with GAAP consistently applied, of securities of, loans and advances to, and other investments in, such Person held by the Company and its other Subsidiaries exceeded 10% of the Company's Consolidated Net Worth.

          'Person'  means  any   individual,  corporation,  partnership,   joint
     venture,    association,   joint-stock   company,   trust,   unincorporated
     organization or government or any agency or political subdivision thereof.

          'Senior Debt' means, with respect to any Person, all indebtedness of such Person, in respect of money borrowed, determined in accordance with GAAP consistently applied, other than indebtedness as to which the instrument governing such indebtedness provides that such indebtedness is, or which is in effect, subordinated or junior in right of payment to any other indebtedness of such Person.

          'Subsidiary' means, with respect to any Person, any corporation more than 50% of the voting stock of which is owned directly or indirectly by such Person, and any partnership, association, joint venture or other entity in which such Person owns more than 50% of the equity interests or has the power to elect a majority of the board of directors or other governing body.

          'Test Period' means, with respect  to any date, the period  consisting
     of   the  most  recent  four  full  fiscal  quarters  for  which  financial information is generally available.

BOOK-ENTRY SYSTEM

     Each of the Debentures Due 2008, the Debentures Due 2016 and the Debentures Due 2026 initially will be represented by one or more global securities (the 'Global Securities') deposited with DTC and registered in the name of a nominee of DTC. Except as set forth below, the Debentures will be available for purchase in denominations of $1,000, and integral multiples thereof, in book-entry form only.

     Unless and until certificated Debentures are issued under the limited circumstances described below, no beneficial owner of a Debenture shall be entitled to receive a definitive certificate representing a Debenture. So long as the Depositary or its nominee is the registered owner of all the Global Securities, the Depositary or such nominee, as the case may be, will be considered to be the sole owner or holder of the Debentures for all purposes of the Indenture. Unless and until exchanged in whole or in part for the Debentures represented thereby, the Global Securities may not be transferred except in their entirety by the Depositary to a nominee of the Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by the Depositary or any nominee to a successor depositary or any nominee of such successor.

     So long as the Global Securities represent the Debentures, payments of interest and principal will be made to the Depositary or its nominee, as the registered owner of the Global Securities. Payments to beneficial owners of the Debentures are expected to be made through the Depositary or its nominee, as described in the Prospectus. None of the Company, the Trustee, any Paying Agent or the Registrar will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Global Securities for the Debentures or for maintaining, supervising or reviewing any records relating to such beneficial interests.

     If the Depositary is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue individual Debentures in definitive form in exchange for the Global Securities representing the Debentures. In addition, the Company may at any time and in its sole discretion determine not to have the Debentures represented by Global Securities, and, in such event, will issue individual Debentures in definitive form in exchange for the Global Securities. In either instance, the Company will issue Debentures in definitive form equal in aggregate principal amount to the Global Securities, in such names and in such principal amounts as the Depositary shall request. Debentures so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons.

     DTC has advised the Company and the Underwriters as follows: DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a 'clearing corporation' within the meaning of the New York Uniform Commercial Code and a 'clearing agency' registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     A further description of the Depositary's procedures with respect to Global Securities is set forth in the accompanying Prospectus under 'Description of the Debt Securities -- Global Securities'. The Depositary has confirmed to the Company, the Underwriters and the Trustee that it intends to follow such procedures.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

NON-U.S. HOLDERS

     The following is a summary of certain United States Federal income tax consequences that may be relevant to a beneficial owner of the Debentures that is not (i) a citizen or resident of the United States, (ii) a corporation created or organized under the laws of the United States or any State thereof or the District of Columbia or (iii) a person otherwise subject to United States Federal income taxation on its worldwide income (any of the foregoing, a 'Non-U.S. Holder'). This summary deals only with Non-U.S. Holders that are initial holders of the Debentures and that will hold the Debentures as capital assets. It does not address the tax considerations applicable to Non-U.S. Holders if income or gain in respect of the Debentures is effectively connected with the conduct of a trade or business in the United States.

     Generally, payments of interest made with respect to the Debentures to a Non-U.S. Holder will not be subject to United States Federal income or withholding tax, provided that (i) the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote, (ii) the Non-U.S. Holder is not a controlled foreign corporation for United States tax purposes that is directly or indirectly related to the Company through stock ownership and (iii) the Non-U.S. Holder complies with applicable certification requirements.

     Any capital gain realized on the sale, exchange, retirement or other disposition of a Debenture by a Non-U.S. Holder will not be subject to United States Federal income or withholding taxes unless such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale, exchange, retirement or other disposition and meets certain additional requirements.

     PURCHASERS OF DEBENTURES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE POSSIBLE APPLICABILITY OF UNITED STATES FEDERAL INCOME, WITHHOLDING AND OTHER TAXES UPON INCOME REALIZED IN RESPECT OF THE NOTES.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Any noncorporate holder of the Debentures may be subject to information reporting and backup withholding at a rate of 31% on certain amounts paid to the holder unless such holder provides proof of an applicable exemption (including a general exemption for Non-U.S. Holders) or correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under the backup withholding rules will be credited against the holder's federal income tax liability.

                                  UNDERWRITERS

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally and not jointly agreed to purchase, the respective amounts of the Debentures set forth opposite its name below:

                                                  PRINCIPAL AMOUNT    PRINCIPAL AMOUNT    PRINCIPAL AMOUNT
                                                   OF DEBENTURES       OF DEBENTURES       OF DEBENTURES
                     NAME                             DUE 2008            DUE 2016            DUE 2026
-----------------------------------------------   ----------------    ----------------    ----------------
Morgan Stanley & Co. Incorporated..............     $ 33,184,600        $ 30,000,000        $ 80,000,000
Bear, Stearns & Co. Inc. ......................       33,184,600          30,000,000          80,000,000
Lehman Brothers Inc. ..........................       33,184,600          30,000,000          80,000,000
J.P. Morgan Securities Inc. ...................       33,184,600          30,000,000          80,000,000
Salomon Brothers Inc ..........................       33,184,600          30,000,000          80,000,000
                                                  ----------------    ----------------    ----------------
     Total.....................................     $165,923,000        $150,000,000        $400,000,000
                                                  ----------------    ----------------    ----------------
                                                  ----------------    ----------------    ----------------

     The Underwriting Agreement provides that the obligation of the Underwriters to pay for and accept delivery of the Debentures is subject to the approval of certain legal matters by their counsel and to certain other conditions. Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Debentures if any are taken.

     The Company has been advised by the Underwriters that they initially propose to offer the Debentures in part directly to purchasers at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price less a concession of
 .40% of the principal amount of the Debentures Due 2008, .50% of the principal amount of the Debentures Due 2016 and .375% of the principal amount of the Debentures Due 2026. The Underwriters may allow, and such dealers may reallow, a concession not to exceed .25% of the principal amount of the Debentures Due 2008, .25% of the principal amount of the Debentures Due 2016 and .25% of the principal amount of the Debentures Due 2026 to certain brokers and dealers. After the initial offering of the Debentures, the offering price and other selling terms may from time to time be varied by the Underwriters.

     Subject to certain exceptions, the Company has agreed with the Underwriters that, without the prior written consent of Morgan Stanley & Co. Incorporated, until January 17, 1996, the closing date for the sale of the Debentures offered hereby, it will not, and will not permit TWE to, directly or indirectly offer, sell or contract to sell, or announce the offering of, any debt securities designed to be traded or distributed in the public or private securities markets.

     The Underwriting Agreement provides that the Company will indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and will be required to contribute to payments which the Underwriters may be required to make in respect thereof.

     From time to time certain Underwriters have provided, and continue to provide, investment banking services to the Company for which customary compensation has been and will be received.

                                 LEGAL OPINIONS

     Certain legal matters will be passed upon for the Company by Cravath, Swaine & Moore, New York, New York, and for the Underwriters by Shearman & Sterling, New York, New York.

PROSPECTUS
                                TIME WARNER INC.
                                Debt Securities
                          Convertible Debt Securities
                   Debt Securities with Common Stock Warrants

     Time Warner Inc. (the 'Company') may offer from time to time its (i) notes, debentures or other evidences of indebtedness ('Debt Securities'), which may be
(ii) convertible into shares of the Company's Common Stock, par value $1.00 per share (the 'Common Stock'), or other securities or other property ('Convertible Debt Securities') or (iii) may be accompanied by warrants ('Common Stock Warrants') to purchase Common Stock ('Debt Securities with Common Stock Warrants'), having an aggregate initial public offering price of $1,800,581,550 (including the U.S. dollar equivalent of securities for which the initial public offering price is denominated in one or more foreign currencies or composite currencies). The Debt Securities (including any Convertible Debt Securities), Common Stock Warrants, and the Common Stock underlying any such Convertible Debt Securities or Debt Securities with Common Stock Warrants (collectively, the 'Offered Securities') may be offered in one or more series in amounts, at prices and on terms determined at the time of sale and set forth in a supplement to this Prospectus (a 'Prospectus Supplement').

     Unless otherwise specified in an accompanying Prospectus Supplement, the Debt Securities will be senior securities of the Company, ranking equally with all other unsubordinated and unsecured indebtedness of the Company.

     The net proceeds from the sale of Offered Securities will be used to repurchase, redeem or otherwise repay indebtedness of the Company, unless otherwise set forth in the Prospectus Supplement. See 'Use of Proceeds'.

     The specific terms of the Offered Securities in respect of which this Prospectus is being delivered will be set forth in an accompanying Prospectus Supplement, including, where applicable, (i) in the case of Debt Securities, the specific designation, aggregate principal amount, currency, denomination, maturity (which may be fixed or extendible), priority, interest rate or rates (or manner of calculation thereof), if any, time of payment of interest, if any, terms for any redemption or repayment at the option of the Company or the holder or for any sinking fund payments, terms for any conversion or exchange (including the terms relating to the adjustment thereof), the initial public offering price and any other specific terms of such Debt Securities, and (ii) in the case of Common Stock Warrants included in any Debt Securities with Common Stock Warrants, the duration, offering price, exercise price, detachability and any other specific terms thereof.

     The Prospectus Supplement will also contain information, where applicable, about certain United States Federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by the Prospectus Supplement.

     The Debt Securities and Common Stock Warrants may be issued only in registered form, including in the form of one or more global securities ('Global Securities'), unless otherwise set forth in the Prospectus Supplement.

                            ------------------------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION  NOR  HAS  THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED  UPON  THE ACCURACY  OR  ADEQUACY OF  THIS  PROSPECTUS. ANY
                  REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

     The Offered Securities may be offered directly, through agents designated from time to time or through dealers or underwriters. If any agents of the Company or any dealers or underwriters are involved in the offering of the Offered Securities in respect of which this Prospectus is being delivered, the names of such agents, dealers or underwriters and any applicable commissions or discounts will be set forth in the Prospectus Supplement. The net proceeds to the Company from such sale will also be set forth in the Prospectus Supplement.

                            ------------------------

                  THE DATE OF THIS PROSPECTUS IS JUNE 7, 1995.

     IN CONNECTION WITH THE OFFERING OF CERTAIN SECURITIES, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE OFFERED SECURITIES OFFERED HEREBY OR OTHER SECURITIES OF THE COMPANY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                            ------------------------

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the 'Commission'). Reports, proxy statements and other information filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048; and Northwestern Atrium Center, 500 West Madison Street (Suite
1400), Chicago, Illinois 60661; and copies of such material may be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549, at prescribed rates. Such reports, proxy statements and other information may also be inspected at the offices of the New York Stock Exchange, Inc. ('NYSE'), 20 Broad Street, New York, New York, and the Pacific Stock Exchange ('PSE'), 301 Pine Street, San Francisco, California, on which one or more of the Company's securities are listed.

     This Prospectus constitutes a part of a Registration Statement filed by the Company with the Commission under the Securities Act of 1933, as amended (the 'Securities Act'). This Prospectus omits certain of the information contained in the Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the Offered Securities. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                     INFORMATION INCORPORATED BY REFERENCE

     The Company incorporates herein by reference the following documents filed with the Commission (File No. 1-8637) pursuant to the Exchange Act:

          (a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994.

          (b) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995.

          (c) The Company's Current Reports on Form 8-K dated January 26, 1995, February 6, 1995, April 1, 1995 and May 30, 1995.

          (d) The description of the Company's Common Stock contained in Item 4 of the Company's Registration Statement on Form 8B filed with the Commission on December 8, 1983, pursuant to Section 12(b) of the Exchange Act, as amended from time to time.

          (e) The description of the rights issued to stockholders of the Company pursuant to the Rights Agreement, dated as of January 20, 1994, between the Company and Chemical Bank, as Rights Agent, contained in Item 1 of the Company's Registration Statement on Form 8-A filed with the Commission on January 24, 1994.

     All documents and reports subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Offered Securities shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus or any Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any Prospectus Supplement.

     The Company will furnish without charge to each person, including any beneficial owner, to whom this Prospectus and the accompanying Prospectus Supplement are delivered, upon the written or oral request of such person, a copy of any or all the documents incorporated herein by reference, other than exhibits to such documents unless such exhibits are specifically incorporated by reference in such documents, and any other documents specifically identified herein as incorporated by reference into the Registration Statement to which this Prospectus relates or into such other documents. Requests should be addressed to: Shareholder Relations, Time Warner Inc., 75 Rockefeller Plaza, New York, New York 10019; telephone: (212) 484-6971.

                                TIME WARNER INC.

     The Company was incorporated in the State of Delaware in August 1983 and is the successor to a New York corporation that was originally organized in 1922. The Company changed its name from Time Incorporated following its acquisition of 59.3% of the common stock of Warner Communications Inc. ('WCI') in July 1989. WCI became a wholly owned subsidiary of the Company in January 1990 upon the completion of the merger of WCI and a subsidiary of the Company. As used in this Prospectus, the term the 'Company' refers to Time Warner Inc. and its subsidiaries and divisions, and includes, unless the context otherwise indicates, Time Warner Entertainment Company, L.P. ('TWE').

     The Company is the largest media and entertainment company in the world. Its businesses are carried on in three principal groups: Publishing, Music and Entertainment. The Publishing group consists principally of the publication and distribution of magazines and books; the Music group consists principally of the production and distribution of recorded music and the ownership and administration of music copyrights; and the Entertainment group consists principally of the production and distribution of motion pictures and television programming, the distribution of videocassettes, the ownership and operation of retail stores and theme parks, the production and distribution of pay television and cable programming, and the operation of cable television systems. These businesses are conducted throughout the world through numerous wholly owned, and in certain cases less than wholly owned, subsidiaries and affiliates.

     TWE was formed as a Delaware limited partnership in 1992 and owns and operates substantially all of the Entertainment group businesses, and certain other businesses, previously owned and operated by the Company. Certain wholly owned subsidiaries of the Company (the 'Time Warner General Partners') collectively own 63.27% pro rata priority capital and residual equity interests in TWE and wholly owned subsidiaries of ITOCHU Corporation, Toshiba Corporation and U S West, Inc. own pro rata priority capital and residual equity interests in TWE of 5.61%, 5.61% and 25.51%, respectively. In addition, the Time Warner General Partners own priority capital interests senior and junior to the pro rata priority capital interests.

     The Company is a holding company and its assets consist primarily of investments in its subsidiaries and TWE. The Company's ability to service its indebtedness, including the Debt Securities, is dependent primarily upon the earnings of its subsidiaries and TWE and the distribution or other payment of such earnings to the Company. See 'Holding Company Structure'.

     The Company's principal executive offices are located at 75 Rockefeller Plaza, New York, New York 10019, and its telephone number is (212) 484-8000.

RECENT DEVELOPMENTS

     As summarized below and more fully described in the Company's Current Report on Form 8-K dated May 30, 1995, the Company has recently entered into or consummated a number of transactions to acquire, operate or dispose of cable
television   systems   and    certain   other    assets.   These    transactions
will, among other things, result in the acquisition of cable systems by subsidiaries of the Company serving approximately 2.2 million subscribers and a 50% interest in Paragon Communications ('Paragon'), which serves 967,000 subscribers (the other 50% interest in Paragon is already owned by TWE).

     The  Company  (i)  closed  on  May  2,  1995  its  acquisition  of   Summit
Communications  Group,  Inc.  ('Summit'); (ii)  agreed  on January  26,  1995 to acquire KBLCOM  Incorporated  ('KBLCOM'),  a subsidiary  of  Houston  Industries
Incorporated; and (iii) agreed on February 6, 1995 to acquire Cablevision Industries Corporation ('CVI') and related companies (collectively, the 'Acquisitions'). To acquire Summit, the Company issued approximately 1.55 million shares of Common Stock, and approximately 3.26 million shares of a new convertible preferred stock ('Series C Preferred Stock') and assumed or incurred $146 million of indebtedness. To acquire KBLCOM, the Company will issue one million shares of Common Stock and 11 million shares of a new convertible preferred stock ('Series D Preferred Stock') and assume or incur approximately $1.3 billion of indebtedness, including $111 million of the Company's allocable share of Paragon's indebtedness. To acquire CVI and its related companies, the Company will issue 2.5 million shares of Common Stock and 6.5 million shares of new convertible preferred stock (3.25 million shares of Series E Preferred Stock and 3.25 million shares of Series F Preferred Stock) and assume or incur approximately $2 billion of debt of CVI and its related companies.

     On April 1, 1995 TWE and Advance/Newhouse Partnership ('Advance/Newhouse'), a New York general partnership between Newhouse Broadcasting Corporation and a wholly-owned subsidiary of Advance Publications, Inc., formed a New York general partnership known as Time Warner Entertainment-Advance/Newhouse Partnership (the 'TWE-A/N Partnership'), in which TWE owns a two-thirds equity interest and is the managing partner. The TWE-A/N Partnership was formed to own and operate cable television systems (or interests therein) serving approximately 4.5 million subscribers and certain foreign cable investments and programming investments (the 'TWE-A/N Transaction').

     TWE (i) agreed on April 17, 1995, subject to certain conditions, to recapitalize Six Flags Entertainment Corporation ('Six Flags'), sell 51% of its interest therein and grant certain licenses to Six Flags and (ii) announced on May 18, 1995 the sale of 15 of its unclustered cable television systems serving approximately 144,000 subscribers (the 'Asset Sale Transactions').

     The Company and TWE are currently in negotiations with an administrative agent for a bank syndicate regarding a five-year revolving credit facility (the 'New Credit Agreement') expected to be executed in July 1995, pursuant to which TWE, the TWE-A/N Partnership and a wholly owned subsidiary of the Company will be borrowers. The New Credit Agreement will enable such entities to refinance certain indebtedness assumed from the companies acquired or to be acquired in the Acquisitions, to refinance existing indebtedness of TWE and to finance the ongoing working capital, capital expenditure and other corporate needs of each borrower (the '1995 Debt Refinancing').

     For a discussion of the Acquisitions, the TWE-A/N Transaction, the Asset Sale Transactions and the 1995 Debt Refinancing reference is made to the Company's Current Report on Form 8-K dated May 30, 1995.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges for the Company is set forth below for the periods indicated. For periods in which earnings before fixed charges were insufficient to cover fixed charges, the amount of coverage deficiency (in millions), instead of the ratio, is disclosed. The historical ratios of earnings to fixed charges for all periods after 1992 reflect the deconsolidation of the Entertainment Group, principally TWE, effective January 1, 1993. The historical ratios of earnings to fixed charges for 1992 and periods prior to such date have not been changed; however, a ratio of earnings to fixed charges for 1992 retroactively reflecting the deconsolidation is presented as supplementary information under the column heading 'restated' to facilitate comparative analysis.

     The historical ratio of earnings to fixed charges for 1993 reflects the issuance of $6.1 billion of long-term debt and the use of $500 million of cash and equivalents in 1993 for the exchange or redemption of preferred stock having an aggregate liquidation preference of $6.4 billion. The historical ratio of earnings to fixed charges for 1992 reflects the capitalization of TWE on June 30, 1992 and associated refinancings, and the acquisition of the 18.7% minority interest in American Television and Communications Corporation as of June 30, 1992, using the purchase method of accounting for business combinations.

     The pro forma coverage deficiencies for the three months ended March 31, 1995 and the year ended December 31, 1994 give effect to the Acquisitions, TWE-A/N Transaction, 1995 Debt Refinancing and Asset Sale Transactions as if such transactions had occurred at the beginning of such periods. Such pro forma information should be read in conjunction with the pro forma consolidated condensed financial statements contained in the Company's Current Report on Form 8-K dated May 30, 1995 and incorporated herein by reference. Such pro forma amounts are presented for informational purposes only and are not necessarily indicative of the actual ratio or coverage deficiency that would have occurred if such transactions had been consummated as of the dates indicated, nor are they necessarily indicative of future results.

   THREE MONTHS ENDED
       MARCH 31,                                                 YEARS ENDED DECEMBER 31,
------------------------     -------------------------------------------------------------------------------------------------
PRO FORMA     HISTORICAL     PRO FORMA     HISTORICAL     HISTORICAL     RESTATED     HISTORICAL     HISTORICAL     HISTORICAL
---------     ----------     ---------     ----------     ----------     --------     ----------     ----------     ----------
  1995           1995          1994           1994           1993          1992          1992           1991           1990
---------     ----------     ---------     ----------     ----------     --------     ----------     ----------     ----------
  $ (18)         1.0x          $(73)          1.1x           1.1x          1.4x          1.4x           1.1x          $(101)

     For purposes of computing the ratio of earnings to fixed charges, earnings were calculated by adding pretax income, interest expense, previously capitalized interest amortized to expense, the portion of rents representative of an interest factor, the Company's proportionate share of such items for its partially-owned subsidiaries and 50%-owned companies, and undistributed losses of less-than-50%-owned companies. Fixed charges consist of interest expense, interest capitalized, the portion of rents representative of an interest factor and the Company's proportionate share of such items for its partially-owned subsidiaries and 50%-owned companies. Pro forma and historical fixed charges for the three months ended March 31, 1995 and the year ended December 31, 1994 include noncash interest expense of $57 million and $219 million, respectively, relating to the Company's Redeemable Reset Notes due 2002 and its Liquid Yield Option Notes due 2012 and 2013.

                                USE OF PROCEEDS

     Except as otherwise set forth in the Prospectus Supplement, the net proceeds to the Company from the sale of Offered Securities will be used to repurchase, redeem or otherwise repay indebtedness of the Company. Additional information on the use of net proceeds from the sale of any particular Offered Securities will be set forth in the Prospectus Supplement relating to such Offered Securities.

                       DESCRIPTION OF THE DEBT SECURITIES

GENERAL

     The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of any Debt Securities and the extent, if any, to which such general provisions will not apply to such Debt Securities will be described in the Prospectus Supplement relating to such Debt Securities.

     The Debt Securities will be issued from time to time in series under an Indenture dated as of January 15, 1993 (the 'Indenture'), between the Company and Chemical Bank (the 'Trustee'), as Trustee. The statements set forth below are brief summaries of certain provisions contained in the Indenture, which summaries do not purport to be complete and are qualified in their entirety by reference to the Indenture, a copy of which is an exhibit to the Registration Statement of which this Prospectus is a part. Numerical references in parentheses below are to articles or sections of the Indenture. Wherever defined terms are used but not defined herein, such terms shall have the meanings assigned to them in the Indenture, it being intended that such referenced articles and sections of the Indenture and such defined terms shall be incorporated herein by reference.

     The Indenture does not limit the amount of Debt Securities which may be issued thereunder and Debt Securities may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by the Company. Any such limit applicable to a particular series will be specified in the Prospectus Supplement relating to that series.

     Reference is made to the Prospectus Supplement for the following terms of each series of Debt Securities in respect to which this Prospectus is being delivered: (i) the designation, date, aggregate principal amount, currency or currency unit of payment and authorized denominations of such Debt Securities;
(ii) initial public offering price or prices of the Convertible Debt Securities or Debt Securities with Common Stock Warrants and any discounts or commissions paid to underwriters, dealers or agents in connection therewith; (iii) the date or dates on which such Debt Securities will mature (which may be fixed or extendible); (iv) the rate or rates (or manner of calculation thereof), if any, per annum at which such Debt Securities will bear interest; (v) the dates, if any, on which such interest will be payable; (vi) the terms, if any, on which such Debt Securities may be converted into or exchanged for Common Stock or other securities or property, any specific terms relating to the adjustment thereof and the period during which such Debt Securities may be so converted or exchanged; (vii) the terms of any mandatory or optional redemption (including any sinking, purchase or analogous fund) and any purchase at the option of holders (including whether any such purchase may be paid in cash, Common Stock or other securities or property); (viii) whether such Debt Securities are to be issued in the form of Global Securities and, if so, the identity of the Depository with respect to such Global Securities; and (ix) any other specific terms.

     Unless otherwise set forth in the Prospectus Supplement, interest on outstanding Debt Securities will be paid to holders of record on the date which is 15 days prior to the date such interest is to be paid. Unless otherwise specified in the Prospectus Supplement, Debt Securities will be issued in fully registered form only and in denominations of $1,000 and integral multiples thereof. Unless otherwise specified in the Prospectus Supplement, the principal amount of the Debt Securities will be payable at the corporate trust office of the Trustee in New York, New York. The Debt Securities may be presented for transfer or exchange at such office unless otherwise specified in the Prospectus Supplement, subject to the limitations provided in the Indenture, without any service charge, but the Company may require payment of a sum sufficient to cover any tax or other governmental charges payable in connection therewith. (Section
305)

RANKING

     Unless otherwise specified in a Prospectus Supplement for a particular series of Debt Securities, all series of Debt Securities will be senior indebtedness of the Company and will be direct, unsecured obligations of the Company, ranking on a parity with all other unsecured and unsubordinated indebtedness of the Company. The Company is a holding company and the Debt Securities will be effectively subordinated to all existing and future liabilities, including indebtedness, of the Company's subsidiaries. See 'Holding Company Structure'.

COVENANTS OF THE COMPANY

     LIMITATION ON MERGER, CONSOLIDATION AND CERTAIN SALES OF ASSETS. The Indenture provides that the Company will not merge or consolidate with or into, or convey or transfer its property substantially as an entirety to, any person unless (a) the successor is organized and existing under the laws of the United States or any State or the District of Columbia, (b) the successor assumes the Company's obligations under the Indenture and the Debt Securities issued under the Indenture on the same terms and conditions and (c) immediately after giving effect to such transaction, there is no default under the Indenture. (Section
801)

     Any additional covenants pertaining to a series of Debt Securities will be set forth in a Prospectus Supplement relating to such series of Debt Securities. Other than as may be specified in a Prospectus Supplement relating to a series of Debt Securities, the Indenture as it pertains to Convertible Debt Securities or Debt Securities with Common Stock Warrants does not contain any covenants or other provisions designed to afford holders of the Debt Securities protection in the event of a recapitalization or highly leveraged transaction involving the Company.

DEFEASANCE

     The Indenture provides that the Company, at its option, (a) will be Discharged from any and all obligations in respect of any series of Debt Securities (except in each case for certain obligations to register the transfer or exchange of Debt Securities, replace stolen, lost or mutilated Debt Securities, maintain paying agencies and hold moneys for payment in trust) or
(b) need not comply with the covenant described above under 'Limitation on Merger, Consolidation and Certain Sales of Assets' and any other restrictive covenant described in a Prospectus Supplement relating to such series of Debt Securities, and certain Events of Default (other than those arising out of the failure to pay interest or principal on the Debt Securities of a particular series and certain events of bankruptcy, insolvency and reorganization) will no longer constitute Events of Default with respect to such series of Debt Securities, in each case if the Company deposits with the applicable Trustee, in trust, money or the equivalent in securities of the government which issued the currency in which the Debt Securities are denominated or government agencies backed by the full faith and credit of such government, or a combination thereof, which through the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient to pay all the principal (including any mandatory sinking fund payments) of, and interest on, such series on the dates such payments are due in accordance with the terms of such series. To exercise any such option, the Company is required, among other things, to deliver to the Trustee an opinion of counsel to the effect that (i) the deposit and related defeasance would not cause the holders of such series to recognize income, gain or loss for Federal income tax purposes and, in the case of a Discharge pursuant to clause (a), accompanied by a ruling to such effect received from or published by the United States Internal Revenue Service and (ii) the creation of the defeasance trust will not violate the Investment Company Act of 1940. In addition, the Company is required to deliver to the Trustee an Officers' Certificate stating that such deposit was not made by the Company with the intent of preferring the holders over other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others. (Article 4)

EVENTS OF DEFAULT, NOTICE AND WAIVER

     The Indenture provides that, if an Event of Default specified therein with respect to any series of Debt Securities issued thereunder shall have happened and be continuing, either the Trustee thereunder or the holders of 25% in aggregate principal amount of the outstanding Debt Securities of such series (or 25% in aggregate principal amount of all outstanding Debt Securities under the Indenture, in the case of certain Events of Default affecting all series of Debt Securities under the Indenture) may declare the principal of all the Debt Securities of such series to be due and payable. (Section 502)

     Events of Default in respect of any series are defined in the Indenture as being: (i) default for 30 days in payment of any interest installment with respect to such series; (ii) default in payment of principal of, or premium, if any, on, or any sinking fund or analogous payment with respect to, Debt Securities of such series when due at their stated maturity, by declaration or acceleration, when called for redemption or otherwise; (iii) default for 90 days after notice to the Company by the Trustee thereunder or by holders of 25% in aggregate principal amount of the outstanding Debt Securities of such series in the performance of any covenant in such Indenture with respect to Debt Securities of such series; (iv) failure to pay when due, upon final maturity or upon acceleration, the principal amount of any indebtedness for money borrowed of the Company in excess of $50 million, if such indebtedness is not discharged, or such acceleration annulled, within 60 days after written notice; and (v) certain events of bankruptcy, insolvency and reorganization with respect to the Company or any subsidiary which is organized under the laws of the United States or any political subdivision thereof in which the Company's loans, advances or other investments in such subsidiary exceed 10% of the Company's consolidated net worth. (Section 501 and Form of the Senior Security)

     Any additions, deletions or other changes to the Events of Default which will be applicable to a series of Debt Securities will be described in the Prospectus Supplement relating to such series of Debt Securities.

     The Indenture provides that the Trustee thereunder will, within 90 days after the occurrence of a default with respect to the Debt Securities of any series, give to the holders of the Debt Securities of such series notice of all uncured and unwaived defaults known to it; provided that, except in the case of default in the payment of principal of, premium, if any, or interest, if any, on any of the Debt Securities of such series, the Trustee thereunder will be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of the holders of the Debt Securities of such series. The term 'default' for the purpose of this provision means the happening of any of the Events of Default specified above, except that any grace period or notice requirement is eliminated. (Section 602)

     The Indenture contains provisions entitling the Trustee, subject to the duty of the Trustee during an Event of Default to act with the required standard of care, to be indemnified by the holders of the Debt Securities before proceeding to exercise any right or power under the Indenture at the request of holders of the Debt Securities. (Section 603)

     The Indenture provides that the holders of a majority in aggregate principal amount of the outstanding Debt Securities of any series may direct the time, method and place of conducting proceedings for remedies available to the Trustee or exercising any trust or power conferred on the Trustee in respect of such series. (Section 512)

     The Indenture includes a covenant that the Company will file annually with the Trustee a certificate of no default or specifying any default that exists. (Section 1004)

     In certain cases, the holders of a majority in principal amount of the outstanding Debt Securities of any series may on behalf of the holders of all Debt Securities of such series waive any past default or Event of Default with respect to the Debt Securities of such series or compliance with certain provisions of the Indenture, except, among other things, a default not theretofore cured in payment of the principal of, or premium, if any, or interest, if any, on any of the Debt Securities of such series. (Sections 513 and 1009)

MODIFICATION OF THE INDENTURE

     The Company and the Trustee may, without the consent of the holders of the Debt Securities, enter into indentures supplemental to the Indenture for, among others, one or more of the following purposes: (i) to evidence the succession of another Person to the Company, and the assumption by such successor of the Company's obligations under the Indenture and the Securities of any series; (ii) to add covenants of the Company, or surrender any rights of the Company, for the benefit of the holders of Securities of any or all series; (iii) to cure any ambiguity, or correct any inconsistency in the Indenture; (iv) to evidence and provide for the acceptance of any successor Trustee with respect to one or more series of Securities or to facilitate the administration of the trusts thereunder by one or more trustees in accordance with the Indenture; (v) to establish the form or terms of any series of securities; and (vi) to provide any additional Events of Default. (Section 901)

     The Indenture contains provisions permitting the Company and the Trustee thereunder, with the consent of the holders of a majority in principal amount of the outstanding Debt Securities of each series to be affected, to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the Indenture or modifying the rights of the holders of the Debt Securities of such series to be affected, except that no such supplemental indenture may, without the consent of the holders of affected Debt Securities, among other things, change the fixed maturity of any Debt Securities, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or reduce the number of shares of Common Stock to be delivered by the Company in respect of a conversion of Convertible Debt Securities or reduce the aforesaid percentage of Debt Securities of any series the consent of the holders of which is required for any such supplemental indenture. (Section 902)

THE TRUSTEE

     Chemical Bank is the Trustee under the Indenture. The Trustee is a depository for funds and performs other services for, and transacts other banking business with, the Company and its subsidiaries in the normal course of business.

GOVERNING LAW

     The Indenture will be governed by, and construed in accordance with, the laws of the State of New York.

                      DESCRIPTION OF COMMON STOCK WARRANTS

     The Company may issue Common Stock Warrants as part of a unit comprising Debt Securities with Common Stock Warrants that may be detachable or nondetachable from such Debt Securities. Each series of Common Stock Warrants will be issued under a separate warrant agreement (a 'Warrant Agreement') to be entered into between the Company and a bank or trust company, as warrant agent (the 'Warrant Agent'), all as set forth in the Prospectus Supplement relating to the particular issue of Common Stock Warrants. The Warrant Agent will act solely as an agent for the Company in connection with the Warrant Certificates and will not assume any obligation or relationship of agency or trust for or with any holders of Warrant Certificates or beneficial owners of Common Stock Warrants. A copy of the form of Warrant Agreement, including the form of Warrant Certificate representing the Common Stock Warrants, is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following summary of certain provisions of the Common Stock Warrants does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Warrant Agreement.

     Reference is made to the Prospectus Supplement relating to the particular issue of Debt Securities with Common Stock Warrants for the terms of such Common Stock Warrants, including, where applicable: (i) the number of shares of Common Stock purchasable upon the exercise of such Common Stock Warrants, the price at which such number of shares of Common Stock may be purchased upon such exercise (or the method by which it can be determined) and any provisions for the adjustment of such price and number of shares; (ii) the period or periods during which or the date or dates on which the Common Stock Warrants shall be exercisable; (iii) United States Federal income tax consequences applicable to such Common Stock Warrants; and (iv) any other terms of such Common Stock Warrants. Common Stock Warrants will be issued in registered form only, unless otherwise specified in the applicable Prospectus Supplement.

     Each Common Stock Warrant will entitle the holder thereof to purchase such number of shares of Common Stock at such exercise price as shall be set forth in, or calculable as described in, the applicable Prospectus Supplement, which exercise price may be subject to adjustment upon the occurrence of certain events as set forth in such Prospectus Supplement. After the close of business on the expiration date specified in such Prospectus Supplement, unexercised Common Stock Warrants will become void. The place or places where, and the manner in which, Common Stock Warrants may be exercised shall be specified in the Prospectus Supplement relating to such Common Stock Warrants. Prior to the exercise of any Common Stock Warrants, holders of such Common Stock Warrants will not have any of the rights of holders of Common Stock, including the right to receive payments of dividends, if any, on the Common Stock purchasable upon such exercise or to exercise any applicable right to vote.

                          DESCRIPTION OF COMMON STOCK

     The following general summary of the Common Stock is qualified in its entirety by reference to the Company's Restated Certificate of Incorporation, as amended from time to time (the 'Certificate of Incorporation'), which is an exhibit to the Registration Statement of which this Prospectus is a part.

     The Company is authorized by the Certificate of Incorporation to issue 750,000,000 shares of Common Stock and 250,000,000 shares of Preferred Stock. On April 30, 1995, 379,863,970 shares of Common Stock (excluding approximately 45.7 million shares of Common Stock held as treasury shares by the Company, as to which approximately 43.7 million were held by wholly owned subsidiaries of the Company) were issued and outstanding and approximately 148 million shares were reserved for issuance upon exercise of outstanding stock options and warrants and conversion of outstanding convertible securities. Also, as of April 30, 1995, 962,068 shares of the Company's Series B Preferred Stock were issued and outstanding. Upon consummation of the Acquisitions, the Company will have outstanding approximately 5.1 million additional shares of Common Stock and approximately 3.3 million shares of Series C Preferred Stock, 11 million shares of Series D Preferred Stock, 3.25 million shares of Series E Preferred Stock and 3.25 million shares of Series F Preferred Stock. The Series C, D, E, and F Preferred Stock to be outstanding after consummation of the Acquisitions will be convertible in the aggregate into approximately 43.2 million shares of Common Stock. Each such series of Preferred Stock has a liquidation value of $100 per share and will receive, for a period of five years with respect to the Series C and E Preferred Stock and for a period of four years with respect to the Series D and F Preferred Stock, an annual dividend per share equal to the greater of $3.75 and an amount equal to the dividends paid on the Common Stock into which such share of Preferred Stock may be converted. The Series C, D, E and F Preferred Stock will be entitled to vote with the Common Stock on matters submitted to a vote of stockholders and will have two votes per share in any such matter. For a discussion of the series C, D, E and F Preferred Stock reference is made to the Company's Current Report on Form 8-K dated May 30, 1995.

     The holders of the Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors of the Company out of funds legally available therefor, subject to the rights of any preferred stock at the time outstanding.

     The holders of the Common Stock are entitled to one vote for each share on all matters voted on by stockholders, including elections of directors. The holders of the Common Stock do not have any cumulative voting, conversion, redemption or preemptive rights. In the event of dissolution, liquidation or winding up of the Company, holders of the Common Stock will be entitled to share ratably in any assets remaining after the satisfaction in full of the prior rights of creditors, including holders of the Company's indebtedness, and the aggregate liquidation preference of any preferred stock then outstanding.

     Pursuant to the Company's Certificate of Incorporation, provided that full dividends on all outstanding shares of any series of the Company's preferred stock have been paid, outstanding shares of Common Stock may be redeemed by action of the Company's Board of Directors to the extent necessary to prevent the loss of any governmental license or franchise, the holding of which is conditioned upon stockholders possessing prescribed qualifications.

     The Common Stock is listed on the New York Stock Exchange, the Pacific Stock Exchange and the International Stock Exchange of the United Kingdom and the Republic of Ireland, Ltd. Chemical Bank is the transfer agent and registrar for the Common Stock.

     Each share of Common Stock of the Company has associated with it one right (a 'Right') to purchase one one-thousandth of a share of Series A Participating Cumulative Preferred Stock (or in certain cases other securities) of the Company. The terms of the Rights are set forth in a Rights Agreement (the 'Rights Agreement') dated as of January 20, 1994, between the Company and Chemical Bank, as Rights Agent. Prior to the occurrence of certain events, including a determination by the Board of Directors following the public disclosure of a tender or exchange offer for shares of Common Stock representing 15% or more of the outstanding shares of the Company's Common Stock, the Rights will not be represented by separate certificates and will be transferable with and only with the associated Common Stock.

     Pursuant to the Rights Agreement, in the event that, among other things, a third party acquires beneficial ownership of 15% or more of the outstanding shares of the Company's Common Stock, each holder of Rights will be entitled to purchase securities of the Company having a market value equal to twice the purchase price thereof. In certain circumstances, including an acquisition involving 50% or more of the assets or earning power of the Company, the Rights will become exercisable to purchase common shares of the acquiror having a market value equal to twice the purchase price thereof. In addition, Rights held by an Acquiring Person (as defined in the Rights Agreement) will become null and void, nontransferable and nonexercisable.

     The Rights Agreement provides that the Rights will not become exercisable in the event of a Qualifying Offer. A 'Qualifying Offer' is defined as an all-cash tender offer for all outstanding shares of the Company's Common Stock that meets certain fairness requirements, including the provision of a written opinion of a nationally recognized investment banking firm stating that the price to be paid to stockholders pursuant to the offer is fair from a financial point of view.

     Subject to certain limitations, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right. The Rights will expire on January 20, 2004, unless earlier redeemed by the Company.

     The foregoing summary of certain terms of the Rights does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Rights Agreement, a copy of which is on file with the Commission.

                               GLOBAL SECURITIES

     The Offered Securities (other than Common Stock) of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a depository (the 'Depository') identified in the Prospectus Supplement relating to such series. Global Securities may be issued only in fully registered form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual Offered Securities represented thereby, a Global Security may not be transferred except as a whole by the Depository for such Global Security to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository or by the Depository or any nominee of such Depository to a successor Depository or any nominee of such successor.

     The specific terms of the depository arrangement with respect to a series of Offered Securities will be described in the Prospectus Supplement relating to such series. Unless otherwise specified in the Prospectus Supplement, the Company anticipates that the following provisions will apply to depository arrangements.

     Upon the issuance of a Global Security, the Depository for such Global Security or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual Offered Securities represented by such Global Security to the accounts of persons that have accounts with such Depository ('Participants'). Such accounts shall be designated by the underwriters, dealers or agents with respect to such Offered Securities or by the Company if such Offered Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable Depository or its nominee (with respect to interests of Participants) and records of Participants (with respect to interests of persons who hold through Participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, pledge or transfer beneficial interests in a Global Security.

     So long as the Depository for a Global Security or its nominee is the registered owner of such Global Security, such Depository or such nominee, as the case may be, will be considered the sole owner or holder of the Offered Securities represented by such Global Security for all purposes under the Indenture or applicable Warrant Agreement. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have any of the individual Offered Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such Offered Securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture or applicable Warrant Agreement. Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of the Depository for such Global Security and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interest, to exercise any rights of a holder under the Indenture or applicable Warrant Agreement. The Company understands that under existing industry practices, if the Company requests any action of holders or if an owner of a beneficial interest in a Global Security desires to give or take any action which a holder is entitled to give or take under the Indenture or applicable Warrant Agreement, the Depository for such Global Security would authorize the Participants holding the relevant beneficial interests to give or take such action, and such Participants would authorize beneficial owners owning through such Participants to give or take such action or would otherwise act upon the instructions of beneficial owners holding through them.

     Payments of principal of and any premium and any interest on individual Offered Securities represented by a Global Security registered in the name of a Depository or its nominee will be made to the Depository or its nominee, as the case may be, as the registered owner of the Global Security representing such Offered Securities. None of the Company, the Trustee, the Warrant Agent, any paying agent or the registrar for such Offered Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security for such Offered Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that the Depository for a series of Offered Securities or its nominee, upon receipt of any payment of principal, premium or interest in respect of a permanent Global Security representing any of such Offered Securities, immediately will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security for such Offered Securities as shown on the records of such Depository or its nominee. The Company also expects that payments by Participants to owners of beneficial interests in such Global Security held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in 'street name'. Such payments will be the responsibility of such Participants.

     If a Depository for a series of Offered Securities is at any time unwilling, unable or ineligible to continue as depository and a successor depository is not appointed by the Company within 90 days, the Company will issue individual Offered Securities of such series in exchange for the Global Security representing such series of Offered Securities. In addition, the Company may, at any time and in its sole discretion, subject to any limitations described in the Prospectus Supplement relating to such Offered Securities, determine not to have any Offered Securities of such series represented by one or more Global Securities and, in such event, will issue individual Offered Securities of such series in exchange for the Global Security or Securities representing such series of Offered Securities. Individual Offered Securities of such series so issued will be issued in denominations, unless otherwise specified by the Company, of $1,000 and integral multiples thereof. Any Offered Securities issued in definitive form in exchange for a Global Security will be registered in such name or names as the Depository shall instruct the Trustee or relevant Warrant Agent. It is expected that such instructions will be based upon directions received by the Depository from Participants with respect to ownership of beneficial interests in such Global Security.

                           HOLDING COMPANY STRUCTURE

     The Company is a holding company and its assets consist primarily of investments in its subsidiaries. A substantial portion of the consolidated liabilities of the Company have been incurred by its subsidiaries. TWE, which is not consolidated with the Company for financial reporting purposes, also has substantial indebtedness and other liabilities. The Company's rights and the rights of its creditors, including holders of Debt Securities, to participate in the distribution of assets of any person in which the Company owns an equity interest (including any subsidiary and TWE) upon such person's liquidation or reorganization will be subject to prior claims of such person's creditors, including trade creditors, except to the extent that the Company may itself be a creditor with recognized claims against such person (in which case the claims of the Company would still be subject to the prior claims of any secured creditor of such person and of any holder of indebtedness of such person that is senior to that held by the Company). Accordingly, the holders of Debt Securities may be deemed to be effectively subordinated to such claims.

     The Company's ability to service its indebtedness, including the Debt Securities, and to pay dividends on its preferred stock and the Common Stock is dependent primarily upon the earnings of its subsidiaries and TWE and the distribution or other payment of such earnings to the Company. The TWE Agreement of Limited Partnership and the bank credit facilities of TWE and certain subsidiaries of the Company limit distributions and other transfers of funds to the Company. Generally, distributions by TWE, other than tax distributions, are subject to restricted payments limitations and availability

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under certain financial ratios  applicable to TWE contained  in its bank  credit facilities. As a result of the expected acquisition by subsidiaries of the Company of certain cable systems, certain subsidiaries of the Company expect to have outstanding indebtedness and bank credit facilities that will contain limitations on the ability of such subsidiaries to make distributions or other payments to the Company.

     Additional information concerning the indebtedness of the Company and its subsidiaries will be set forth in the Prospectus Supplement.

                              PLAN OF DISTRIBUTION

     The Company may sell the Offered Securities to one or more underwriters or dealers for public offering and sale by them or may sell the Offered Securities to investors directly or through agents. The Prospectus Supplement with respect to the Offered Securities offered thereby describes the terms of the offering of such Offered Securities and the method of distribution of the Offered Securities offered thereby and identifies any firms acting as underwriters, dealers or agents in connection therewith.

     The Offered Securities may be distributed from time to time in one or more transactions at a fixed price or prices (which may be changed) or at prices determined as specified in the Prospectus Supplement. In connection with the sale of the Offered Securities, underwriters, dealers or agents may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Offered Securities for whom they may act as agent. Underwriters may sell the Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent. Certain of the underwriters, dealers or agents who participate in the distribution of the Offered Securities may engage in other transactions with, and perform other services for, the Company in the ordinary course of business.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of the Offered Securities, and any discounts, concessions or commissions allowed by underwriters to dealers, are set forth in the Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on the resale of the Offered Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters and their controlling persons, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

                                 LEGAL OPINIONS

     Certain legal matters in connection with the Offered Securities will be passed upon for the Company by Cravath, Swaine & Moore, Worldwide Plaza, 825 Eighth Avenue, New York, New York and for the Underwriters, if any, named in a Prospectus Supplement, by Shearman & Sterling, 599 Lexington Avenue, New York, New York.

                                    EXPERTS

     The consolidated financial statements of the Company and TWE appearing in the Company's Annual Report on Form 10-K for the year ended December 31, 1994, and the combined financial statements of the Time Warner Service Partnerships incorporated by reference therein, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon set forth therein and incorporated herein by reference. Such financial statements have been incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of Summit Communications Group, Inc. as of December 31, 1993 and 1994, and for the three years ended December 31, 1994, incorporated by reference in this Prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as set forth in their report thereon and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

     The financial statements of Newhouse Broadcasting Cable Division of Newhouse Broadcasting Corporation and subsidiaries as of July 31, 1993 and 1994, and for the three years ended July 31, 1994,

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incorporated  by reference in this Prospectus, have been audited by Paul Scherer
& Company LLP, independent auditors, as set forth in their report thereon and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

     The financial statements of Vision Cable Division of Vision Cable Communications, Inc. and subsidiaries as of December 31, 1993 and 1994, and for the three years ended December 31, 1994, incorporated by reference in this Prospectus, have been audited by Paul Scherer & Company LLP, independent auditors, as set forth in their report thereon and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

     The financial statements of Cablevision Industries Corporation as of December 31, 1993 and 1994, and for the three years ended December 31, 1994, incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP, independent auditors, as set forth in their report thereon and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

     The financial statements of Cablevision Industries Limited Partnership as of December 31, 1993 and 1994, and for the three years ended December 31, 1994, incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP, independent auditors, as set forth in their report thereon and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

     The financial statements of KBLCOM Incorporated as of December 31, 1993 and 1994, and for the three years ended December 31, 1994, incorporated by reference in this Prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as set forth in their report thereon and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

     The financial statements of Paragon Communications as of December 31, 1993 and 1994, and for the three years ended December 31, 1994, incorporated by reference in this Prospectus, have been audited by Price Waterhouse LLP, independent accountants, as set forth in their report thereon and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

                            ------------------------
     The following information is being disclosed pursuant to Florida law and is accurate as of the date of this Prospectus: A subsidiary of the Company pays royalties to Artex, S.A., a corporation organized under the laws of Cuba, in connection with the distribution in the United States of certain Cuban musical recordings. Current information concerning this matter may be obtained from the State of Florida Department of Banking & Finance, The Capital, Tallahassee, Florida 32399-0350, 904-488-9805.

                            ------------------------
     No person is authorized to give any information or to make any representations other than those contained in this Prospectus or any accompanying Prospectus Supplement in connection with the offer made by this Prospectus or any Prospectus Supplement, and, if given or made, such other information or representations must not be relied upon as having been authorized by the Company or by any underwriter, dealer or agent. This Prospectus and any Prospectus Supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than those to which they relate. Neither the delivery of this Prospectus and any accompanying Prospectus Supplement nor any sale of or offer to sell the Offered Securities offered hereby shall, under any circumstances, create an implication that there has been no change in the affairs of the Company or that the information herein is correct as of any time after the date hereof. This Prospectus and any accompanying Prospectus Supplement do not constitute an offer to sell or a solicitation of an offer to buy any of the Offered Securities offered hereby in any state to any person to whom it is unlawful to make such offer or solicitation in such state.

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